As filed with the Securities and Exchange Commission on April 3, 2012

Registration No. 333-178692

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-effective Amendment No. 1 to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OXiGENE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	13-3679168
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

701 Gateway Blvd., Suite 210

South San Francisco, California 94080

(650) 635-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter J. Langecker, M.D., Ph.D.

Chief Executive Officer

OXiGENE, Inc.

701 Gateway Blvd., Suite 210

South San Francisco, California 94080

(650) 635-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jonathan L. Kravetz, Esq.

Megan N. Gates, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Post-effective Amendment No. 1 to the registration statement, as determined by the selling stockholder.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The Registrant hereby amends this Post-effective Amendment No. 1 to the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-effective Amendment No. 1 to the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Post-effective Amendment No. 1 to the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-effective Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-178692) relating to the resale of up to 4,849,101 shares of common stock of OXiGENE, Inc. by Lincoln Park Capital Fund, LLC is being filed to incorporate the financial statements of OXiGENE for the year ended December 31, 2011 and to update various disclosures throughout the Registration Statement, which was initially filed on December 22, 2011, to reflect disclosure as of and through December 31, 2011 or, in some cases, a more recent practicable date. All filing fees payable in connection with the filing of this Post-effective Amendment No. 1 to the Registration Statement were paid previously.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the post-effective amendment no. 1 to the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 3, 2012

PROSPECTUS

OXiGENE, INC.

4,849,101 Shares

COMMON STOCK

This prospectus relates to the sale of up to 4,849,101 shares of our common stock, par value $0.01 per share, which may be offered by the selling stockholder, Lincoln Park Capital Fund, LLC, or LPC. The shares of common stock being offered by the selling stockholder are issuable pursuant to the purchase agreement dated as of November 28, 2011 between the Company and LPC, or the Purchase Agreement. See the section of this prospectus entitled “The LPC Transaction” for a description of the Purchase Agreement and the section entitled “Selling Stockholder” for additional information regarding LPC. The prices at which LPC may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section entitled “Plan of Distribution” in this prospectus. We will not be paying any underwriting discounts or commissions in this offering. We will pay the expenses incurred in registering the shares, including legal and accounting fees.

In February 2011, our board of directors voted unanimously to implement a 1:20 reverse stock split of our common stock, following authorization of the reverse split by a stockholder vote on December 21, 2010. The reverse split became effective on February 22, 2011. All of the share and per share values discussed in this prospectus have been adjusted to reflect the effect of the reverse stock split.

Our common stock is listed on The NASDAQ Capital Market under the symbol “OXGN”. On March 30, 2012, the last reported sale price of our common stock as reported on The NASDAQ Capital Market was $1.05 per share. The shares of common stock offered pursuant to this prospectus have been approved for listing on The NASDAQ Capital Market.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of these risks.

The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 3, 2012.

You should rely only on the information contained or incorporated by reference into this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean OXiGENE, Inc.

PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 9.

Our Business

We are a clinical-stage, biopharmaceutical company developing novel therapeutics primarily to treat cancer. Our primary focus is the development of product candidates referred to as vascular disrupting agents, or VDAs, that selectively disable and destroy abnormal blood vessels that provide solid tumors a means of growth and survival, and also are associated with visual impairment in a number of ophthalmological diseases and conditions.

We intend to primarily target the development of our product candidates for the treatment of rare cancers that will be eligible for orphan drug status from the Food and Drug Administration, or FDA. Our lead candidate, ZYBRESTAT, has been awarded orphan drug status by the FDA and the European Commission in the European Union for the treatment of advanced anaplastic thyroid cancer, or ATC, and for the treatment of medullary, Stage IV papillary and Stage IV follicular thyroid cancers. The FDA has also granted Fast Track status to ZYBRESTAT for the treatment of regionally advanced and/or metastatic ATC, as well as in ovarian cancer.

By focusing on developing ZYBRESTAT in ATC, and potentially pursuing other rare or orphan indications, we believe we will be able to take advantage of significant benefits associated with orphan drug status, such as:

•	Study design assistance from the appropriate FDA center,

•	Exemption from application-filing fees,

•	Possible grant funding for Phase 1 and 2 clinical trials,

•	Tax credits for some clinical research expenses, and

•	Seven years of marketing exclusivity after the approval of the drug.

The Orphan Drug Act was passed in January 1983 to stimulate the research, development, and approval of products that treat rare diseases. An orphan drug is defined as a product that treats a rare disease affecting fewer than 200,000 patients in the United States. Drugs are granted orphan status for a specific indication.

To date, more than 400 subjects have been treated with ZYBRESTAT in human clinical trials, and the drug candidate has generally been observed to be well-tolerated.

ZYBRESTAT for Oncology

ZYBRESTAT is a reversible tubulin binding agent that works by disrupting the network of blood vessels, or vasculature, within solid tumors, also referred to as vascular disruption. Vascular disruption leads to tumor hypoxia, which refers to the process of starving the tumor of vitally necessary oxygen supply and subsequent tumor cell death. More specifically, ZYBRESTAT selectively targets the existing abnormal and largely immature vasculature found specifically in most solid tumors and causes endothelial cells that make up the walls of the blood vessels in that vasculature to lose their normally flat shape and to become round, thus blocking the flow of blood to the tumor. The downstream tumor environment is then deprived of oxygen and nutrients, and the resulting restriction in blood supply kills the cells in the central portion of the tumor. Based on ZYBRESTAT’s positive activity observed in animal models, we have conducted multiple clinical trials of ZYBRESTAT in a variety of tumor types.

Our top priority is to pursue the clinical development of ZYBRESTAT in ATC. ATC is a very aggressive, rare but lethal cancer of the thyroid gland. Because of the rapid progression of the disease and the absence of effective therapies, median survival from the time of diagnosis is approximately 3-4 months. We have completed a Phase 2/3 clinical trial of ZYBRESTAT in patients with ATC, and we are currently planning a pivotal Phase 3 clinical trial of ZYBRESTAT in ATC, which we refer to as the FACT 2 trial. We believe that the FACT 2 trial represents a critical opportunity to demonstrate the value of our key asset, ZYBRESTAT, and has the potential to create significant value for our company and our shareholders. As such, our primary corporate strategy for 2012 is to secure sufficient funding to conduct the trial. We also intend to pursue a special protocol assessment (SPA) for this program with the FDA, with the goal of laying the foundation for initiation of this global registration study. We believe completion of the FACT 2 study, assuming continued positive clinical results, will be sufficient to obtain FDA approval and approval in Europe for the treatment of patients with advanced ATC.

Clinical Development of ZYBRESTAT in anaplastic thyroid cancer (ATC)

In earlier Phase 1 studies of ZYBRESTAT in ATC, clinical investigators observed several objective responses in treatment with ZYBRESTAT, including a complete response lasting more than 13 years, in patients with ATC. A subsequent Phase 2 study in 26 ATC patients showed a 23% rate of one year survival in a disease where median expected survival of patients is approximately 3-4 months from the time of diagnosis and fewer than 10% of patients are typically alive at one year.

We subsequently conducted the FACT (fosbretabulin in anaplastic cancer of the thyroid) trial, a randomized Phase 2/3 study in ATC, which enrolled 80 patients between July 2007 and February 2010. A total of 40 clinical sites in 11 countries participated in this clinical study, which was conducted in accordance with good clinical practice guidelines and a Special Protocol Assessment, or SPA, with the FDA. The trial was originally designed to evaluate ZYBRESTAT in 180 patients as a potential treatment for ATC.

The primary endpoint for the FACT trial was overall survival. Eligible patients were randomized to receive either ZYBRESTAT in combination with the chemotherapeutic agents carboplatin and paclitaxel, or to the control arm of the study, in which they received only carboplatin and paclitaxel. Central pathology review by external pathologists not associated with the study was utilized to confirm the histological diagnosis prior to enrollment of patients.

Due to the rarity of the disease and the fact that many of the patients screened for the study did not meet the trial’s inclusion criteria or either died or no longer met the trial’s inclusion criteria, the enrollment period spanned more than twice the planned 18 month period. As a result of both the length of the enrollment period and financial constraints affecting us, in February 2010, we chose to continue to treat and follow all 80 patients who were enrolled in the Phase 2/3 FACT clinical trial in ATC in accordance with the SPA, but to stop further enrollment.

During a meeting on March 16, 2011, the FDA indicated that the data from the FACT trial are suggestive of possible clinical activity that may warrant continued development, and that to seek regulatory approval, we should plan to conduct an additional clinical trial with a survival endpoint. The FDA also confirmed that, as we expected, the SPA that had been agreed upon at the start of the study is no longer in effect.

In June 2011, Julie Sosa, M.D., Associate Professor of Surgery and of Medicine at Yale University and principal investigator in the Phase 2/3 study, presented final data from the trial at the American Society of Clinical Oncology (ASCO) conference in Chicago, Illinois. Dr. Sosa presented data reflecting a median overall survival (OS) time of 5.2 months for patients who received ZYBRESTAT and chemotherapy compared with 4.0 months for patients receiving chemotherapy alone, representing a 28% reduction in the risk of death for patients receiving ZYBRESTAT and chemotherapy. For patients treated with ZYBRESTAT and chemotherapy, the data suggested that the likelihood of being alive at six months was 48% compared with 35% for patients treated with the control arm regimen. At one year, the data suggested that the likelihood of being alive was 26% for patients treated with ZYBRESTAT and chemotherapy compared with 9% for patients treated with chemotherapy alone. As in other studies, ZYBRESTAT appeared to be well tolerated.

We are currently planning to conduct a pivotal Phase 3 clinical trial of ZYBRESTAT in ATC, the FACT 2 trial, subject to obtaining sufficient financial resources in order to do so. A Company-sponsored Phase 3 registrational study of ZYBRESTAT in patients with ATC, as suggested by the FDA, would require significant additional capital. Due to the rarity of ATC, which afflicts only approximately 4,000 people worldwide per year, and the fact that the median length of survival from time of diagnosis for patients with ATC is only approximately 3-4 months, our strategy is to recruit patients to a large number of clinical trial sites to participate in the trial. We are hopeful that we can finance a large portion of the costs of this trial from private and/or public equity offerings; however, clinical trials are extremely costly and time-consuming, particularly in orphan indications such as ATC. Any significant progress related to this clinical trial will be dependent on obtaining sufficient financial resources in order to do so.

In December 2011, we established a partnership agreement to provide access to ZYBRESTAT for the treatment of patients in a specified territory with ATC on a compassionate use basis. Our newly formed named patient program, to be managed by Azanta Danmark A/S, or Azanta, provides a regulatory mechanism to allow healthcare professionals in the territory to prescribe ZYBRESTAT to individual ATC patients while it is still in development. Under the terms of the agreement, we will provide ZYBRESTAT to Azanta, and Azanta will serve as our exclusive distributor for ZYBRESTAT in the specified territory for this purpose. Azanta will provide ZYBRESTAT to physicians solely to treat ATC on a compassionate use basis in the territory covered by the agreement until such time as ZYBRESTAT may obtain marketing approval in that territory. The territory includes the European Union, including the Nordic countries and Switzerland, and Canada, and the agreement may also be expanded to include other countries on a country-by-country basis. We and Azanta will cooperate on regulatory activities relating to ZYBRESTAT for the treatment of ATC within the territory. There will be no transfer of ownership of intellectual property rights for ZYBRESTAT to Azanta under the terms of the agreement.

FALCON (fosbretabulin in advanced lung oncology) trial — randomized, controlled Phase 2 study with ZYBRESTAT in non-small cell lung cancer

We evaluated ZYBRESTAT in a randomized, controlled Phase 2 clinical trial, which we refer to as the FALCON trial, as a potential first-line treatment for stage IIIB/IV non-small cell lung cancer, or NSCLC. In the FALCON trial, patients were randomized either to the treatment arm of the study, in which they received ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, and bevacizumab, a drug that interferes with blood vessel growth, or angiogenesis, or to the control arm of the study, in which they received a standard combination regimen of carboplatin, paclitaxel and bevacizumab. The objective of the study was to determine the safety, tolerability, and efficacy of ZYBRESTAT at a dose of 60 mg/m2 in combination with carboplatin, paclitaxel and bevacizumab in Stage IIIB or IV non-squamous NSCLC. Primary endpoints of this study were safety of the combination therapy and progression-free survival; secondary endpoints were overall survival and objective response rate.

Edward Garon, M.D., Assistant Professor of Medicine at the University of California, Los Angeles and primary investigator in the study, presented the progression-free survival data from this study at the ASCO conference in Chicago, Illinois in June 2011. Dr. Garon’s updated analysis, conducted approximately 11 months after the enrollment of the last patient in June 2010, showed that the combination regimen of ZYBRESTAT plus bevacizumab, carboplatin and paclitaxel (ZYBRESTAT arm) appeared to be well-tolerated with no significant cumulative toxicities when compared with the control arm of the study. Dr. Garon’s presentation also included data on the achieved rate of objective response. In terms of Partial Response as Best Overall Tumor Response (Intent to Treat) patients on the active treatment arm including ZYBRESTAT achieved a 56% rate of objective response according to RECIST criteria, as compared to 36% on the control arm. Further analysis also suggested that the addition of ZYBRESTAT may benefit patients with a poorer performance status. Poor performance status in this context refers to patients who present with higher tumor burden or larger tumors, who have additional medical complications, who suffer from additional illnesses such as emphysema or diabetes, or who may be taking other medications.

Since the initial presentation of the progression-free survival data at ASCO 2011, the overall survival follow-up has continued with each patient having been followed for survival for at least one year following the initiation of study therapy. The final results from this analysis were available in November 2011, and the analysis of the data showed that the combination regimen of ZYBRESTAT plus bevacizumab, carboplatin and paclitaxel (ZYBRESTAT arm) was observed to be well-tolerated with no significant cumulative toxicities or overlapping toxicities with bevacizumab when compared with the control arm of the study (standard chemotherapy plus bevacizumab). However, for the overall patient population, no survival benefit was observed for patients receiving ZYBRESTAT. Similar to the initial findings regarding progression-free survival, an analysis of patients with more advanced disease as indicated by a tumor burden greater than 10 cm or poor performance status suggested meaningful improvements in overall survival for patients receiving ZYBRESTAT in addition to bevacizumab and chemotherapy.

While we believe that these data could be used to design a specific clinical program with ZYBRESTAT and more generally, provide clinical validation supporting further evaluation of ZYBRESTAT in patients with poor-prognosis NSCLC in combination with standard chemotherapy and anti-VEGF therapy, there is no precedent and no established regulatory pathway for such an approach. Therefore, we are not currently actively pursuing poor-prognosis NSCLC as a target indication.

ZYBRESTAT in ovarian cancer

At the 2009 ASCO Annual Meeting, we reported positive final data from an investigator-sponsored Phase 2 study of ZYBRESTAT and carboplatin plus paclitaxel chemotherapy in patients with platinum-resistant ovarian cancer. Ovarian cancer is an orphan indication, and OXiGENE has received orphan designation for ZYBRESTAT in this indication.

Based on the results of this Phase 2, single-arm, two-stage study, in February 2011, we entered into a Cooperative Research and Development Agreement (CRADA) with the National Cancer Institute’s (NCI) Cancer Therapy Evaluation Program (CTEP) to collaborate on the conduct of a randomized Phase 2 trial of ZYBRESTAT in combination with bevacizumab in up to 110 patients with relapsed, platinum-sensitive ovarian cancer. Under the terms of the agreement, we are providing ZYBRESTAT to NCI for an NCI-sponsored study being conducted by the Gynecologic Oncology Group (GOG), an organization dedicated to clinical research in the field of gynecologic cancer. The aim of the trial will be to determine if the combination of ZYBRESTAT and bevacizumab will enhance anti-tumor effects and further delay tumor progression when compared to bevacizumab alone. Investigators initiated enrollment in this Phase 2 study in the first half of 2011, and this study is actively recruiting patients. The primary endpoint of the study will be progression-free survival, with results expected to become available in early 2013.

The June 2011 ASCO meeting in Chicago, Illinois included an announcement that the addition of Avastin (bevacizumab) to a chemotherapy regimen reduces the risk of progression in patients with platinum-sensitive ovarian cancer. This is of particular interest to OXiGENE in view of the NCI / CTEP Phase 2 study of ZYBRESTAT in combination with bevacizumab for platinum-sensitive ovarian cancer patients, and we are encouraged to see additional data from other studies supporting use of bevacizumab in platinum-sensitive ovarian cancer patients.

Possible areas for future development

ATC and ovarian cancer, and potentially other orphan indications, represent areas for further development and significant unmet medical needs, and thus significant potential commercial market opportunities.

Further development of our ongoing clinical trials will depend on continuing analysis and results of ongoing clinical studies, as well as available financial resources and/or potential partnering activities.

OXi4503, a unique, second generation VDA for oncology indications

We are currently pursuing development of OXi4503, a second-generation, dual-mechanism VDA, as a treatment for certain solid tumor types and for the treatment of myeloid leukemias, which also represent orphan indications. We believe that OXi4503 is differentiated from other VDAs by its dual-action activity: in addition to having potent vascular disrupting effects, OXi4503 is unique in that certain enzymes in the human body can help convert it to a form of chemical that has direct tumor cell killing effects. We believe this unique property may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on data from preclinical studies, we believe that OXi4503 may have enhanced activity in tumor types with relatively high levels of the enzymes that facilitate the conversion of OXi4503 to the form of chemical that kills tumor cells. These tumor types include hepatocellular carcinoma, melanoma, and leukemias of the myeloid lineage. In preclinical studies, OXi4503 has shown potent anti-tumor activity against solid tumors and acute myeloid leukemia models, both as a single agent and in combination with other cancer treatment modalities.

We have completed a Phase 1 clinical trial of OXi4503 in patients with advanced solid tumors sponsored by Cancer Research United Kingdom. In collaboration with us, Professor Gordon Rustin and colleagues from the Mount Vernon Cancer Research Centre, UK and other institutions in the United Kingdom, reported positive final data from this study at the 2010 ASCO Annual Meeting. In this study, 45 patients with advanced solid tumors who had declined or were unresponsive to standard treatment were treated with escalating doses of OXi4503. Partial responses were observed in two patients with epithelial ovarian cancer and stable disease was observed in 9 patients. OXi4503 was also observed to be well-tolerated in this study. To date, OXi4503 has been observed to have a manageable side-effect profile similar to that of other agents in the VDA class, potential single-agent clinical activity, and effects on tumor blood flow and tumor metabolic activity, as determined with several imaging modalities. We also evaluated escalating doses of OXi4503 in an OXiGENE-sponsored Phase 1b trial, initiated in the first quarter of 2009 in patients with solid tumors with hepatic involvement. This study confirmed the recommended dose established in the first Phase 1 study. Currently, we are exploring possible clinical studies but we have no firm plans to continue the evaluation of OXi4503 in patients with solid tumors.

Based on the results of preclinical studies published in the journal Blood in September 2010 that show OXi4503 has potent activity against acute myelogenous leukemia (AML) in animal models, we entered into a clinical trial agreement pursuant to which investigators at the University of Florida initiated an investigator sponsored Phase 1 study of OXi4503 in patients with AML or myelodysplastic syndrome (MDS) in May 2011. This open-label, dose-escalating study for the treatment of up to 36 patients is being conducted in patients with relapsed or refractory AML and MDS and will evaluate the safety profile, maximum tolerated dose and biologic activity of OXi4503 in these patients. We expect that initial indications of biologic activity from this study may be available in the fourth quarter of 2012.

The general direction of future development of OXi4503 for hematologic indications will depend on the outcome of the analysis of the study in AML, as well as available financial resources and potential partnering activities.

ZYBRESTAT for Ophthalmology

In addition to developing ZYBRESTAT as an intravenously administered therapy for oncology indications, we have previously undertaken an ophthalmology research and development program with ZYBRESTAT with the ultimate goal of developing a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions that are characterized by abnormal blood vessel growth within the eye that result in loss of vision. Due to financial constraints, we are not actively pursuing development in this area at this time.

In December 2010, we completed a randomized, double-masked, placebo-controlled Phase 2 proof-of-mechanism trial, which we refer to as the FAVOR trial, with a single dose of intravenously-administered ZYBRESTAT in patients with polypoidal choroidal vasculopathy (PCV), a form of choroidal neovascularization, which is a condition where new blood vessels form in the choroid, a part of the eye, and which can lead to vision loss and, ultimately, blindness. Current therapies, including approved drugs that interfere with blood vessel growth, known as anti-angiogenics, appear to provide limited benefit. We believe that the architecture of the abnormal vasculature in certain eye tissues, namely the retina and choroid, which contribute to PCV patients’ loss of vision, may be particularly susceptible to treatment with a VDA such as ZYBRESTAT.

Data from the FAVOR trial, in which ZYBRESTAT at different doses was compared to placebo in patients with PCV, followed by imaging of the retina on days 2, 8, 15, and 28, were presented at the 6th Asia-Pacific VitreoRetina Society (APVRS) Congress in Hyderabad, India on December 2, 2011. We believe that a safe, effective and convenient topically-administered anti-vascular therapeutic would have advantages over currently approved anti-vascular, ophthalmological therapeutics, many of which must be injected directly into patients’ eyes, in some cases on a chronic monthly basis. For this purpose we have undertaken preclinical testing of a potential “minitab” topical formulation of ZYBRESTAT which has demonstrated attractive pharmacokinetic and safety properties and efficacy in destroying abnormal vasculature in a rat choroidal melanoma model following administration in the eye. We believe that a topical formulation would enhance our partnering opportunities to further develop ZYBRESTAT in diseases of the eye. We have also evaluated the requirements for additional preclinical toxicology and efficacy studies with ZYBRESTAT for topical ophthalmological formulations to better position the program for partnering. Further development of this program will depend on the outcome of our evaluation of these requirements and available financial resources.

Corporate Information

We are a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with our principal corporate office in the United States at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 (telephone: (650) 635-7000, fax: (650) 635-7001). Our Internet address is www.oxigene.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our web site does not form a part of this prospectus.

The Offering

On November 28, 2011, we executed a Purchase Agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC, or LPC. Under the Purchase Agreement, we have the right to sell up to $20,000,000 of our common stock, subject to certain limitations, to LPC at our discretion, as described below.

Pursuant to the Registration Rights Agreement, we filed a registration statement and prospectus with the Securities and Exchange Commission, or the SEC, covering shares that have been issued or may be issued to LPC under the Purchase Agreement. The registration statement was declared effective on January 11, 2012 and, over approximately 36 months from that date, or until January 11, 2015, we have the right, subject to the terms and conditions of the Purchase Agreement, to direct LPC to purchase up to $20,000,000 of our common stock in amounts up to $200,000, which amounts may be increased depending on the closing sale price of our common stock, as often as every two business days under certain conditions. We can also accelerate the amount of our stock to be purchased under certain circumstances. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to LPC. The purchase price of the shares will be based on the market prices of our shares immediately preceding the time of sale as computed under the Purchase Agreement without any fixed discount. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day’s notice. We issued 299,700 shares of our stock to LPC as an initial commitment fee for entering into the Purchase Agreement and we may issue up to 599,401 shares, of which only 299,401 are included in this prospectus, as an additional commitment fee on a pro rata basis as LPC purchases up to $20,000,000 of our stock in our discretion. For example, if we elect, at our sole discretion, to require LPC to purchase $200,000 of our stock, then we would issue 5,994 shares as a pro rata additional commitment fee, which is the product of $200,000, the amount we have elected to sell, divided by $20,000,000, the total amount we can sell to LPC under the Purchase Agreement, multiplied by 599,401, the maximum number of additional commitment shares. The additional commitment shares will only be issued pursuant to this formula if, as and when we elect to sell our stock to LPC. LPC may not assign or transfer its rights or obligations under the Purchase Agreement.

As of March 31, 2012, there were 16,194,958 shares outstanding, of which 16,146,215 shares were held by non-affiliates, including all shares that we have already issued and are being offered by LPC pursuant to this prospectus. In the aggregate, 4,849,101 shares are being offered under this prospectus, which includes 299,700 shares that we issued as an initial commitment fee and an additional 4,549,401 shares which are issuable pursuant to this prospectus. Of that additional number, we may issue 299,401 shares as an additional commitment fee on a pro rata basis as LPC purchases up to $20,000,000 of our stock in our discretion and the remainder represent shares we may sell to LPC under the Purchase Agreement. If all of the 4,849,101 shares offered by LPC under this prospectus were issued and outstanding as of March 31, 2012, such shares would represent 24.54% of our total common stock outstanding or 24.60% of the outstanding shares held by non-affiliates, as adjusted, as of March 31, 2012. Since entering into the Purchase Agreement on November 28, 2011 and issuing 299,700 shares to LPC as an initial commitment fee at that time, we have issued an aggregate of 983,897 shares to LPC under the Purchase Agreement, including an aggregate of 29,970 shares issued as additional commitment fees to LPC, for aggregate proceeds of $1,000,000.

If we elect to issue and sell more than the 4,849,101 shares offered under this prospectus to LPC, which we have the right, but not the obligation to do, we must first register any such additional shares under the Securities Act, which could cause substantial dilution to our stockholders. In addition, depending on the average price at which we sell shares to LPC, if we seek to issue and sell more than 2,974,483 shares, representing 19.9% of our outstanding shares at the time we entered into the LPC facility in November 2011, to LPC, we may be required to seek shareholder approval in order to remain in compliance with The NASDAQ Capital Market rules, which require shareholder approval for the issuance of more than 19.9% of a company’s outstanding shares in a private placement at a discount to the greater of market or book value of the shares. We intend to seek this approval at the 2012 annual meeting of our stockholders. The number of shares ultimately offered for resale by LPC is dependent upon the number of shares we sell to LPC under the Purchase Agreement.

Common stock to be offered by the selling stockholder

4,849,101 shares consisting of:

299,700 initial commitment shares issued to LPC;

Up to 299,401 shares that we are required to issue proportionally to the dollars we receive from LPC in the future, as an additional commitment fee, if and when we sell additional shares to LPC under the Purchase Agreement; and

Up to 4,250,000 shares that we may sell to LPC under the Purchase Agreement.

Common stock outstanding prior to this offering (as of November 28, 2011, the date of the Purchase Agreement)	14,879,857 shares

Common stock to be outstanding after giving effect to the issuance of 4,849,101 shares under the Purchase Agreement (as of November 28, 2011, the date of the Purchase Agreement)	19,728,958 shares

Use of Proceeds	We will receive no proceeds from the sale of shares of common stock by LPC in this offering. However, we may receive up to $20,000,000 under the Purchase Agreement with LPC. Any proceeds that we receive from sales to LPC under the Purchase Agreement will be used to fund a portion of the costs of our FACT 2 study in anaplastic thyroid cancer and general corporate purposes, including working capital and operational purposes. See “Use of Proceeds.”

Risk Factors	This investment involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.

Symbol on The NASDAQ Capital Market	OXGN

Effect of Issuances in this Offering; Dilution

Issuances of our common stock in this offering will have no effect on your rights or privileges as an existing holder of our common stock, except that the economic and voting interests of each stockholder will be diluted as a result of any such issuances. What this means is that, although the number of shares of common stock that current stockholders presently own will not decrease, the shares that are held by our current stockholders will represent a smaller percentage of our total shares that will be outstanding after any issuances of shares of common stock to LPC.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of these risks actually occur, our business, prospects, financial condition, results of operations or cash flows could be materially harmed. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

We will be required to raise additional funds to finance our operations, continue the development of our product candidates and remain a going concern; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. Our cash utilization amount is highly dependent on the progress of our product development programs, particularly, the results of our preclinical and clinical studies and those of our partners, the cost, timing and outcomes of regulatory approval for our product candidates, the terms and conditions of our contracts with service providers for these programs, and the rate of recruitment of patients in our human clinical trials. In addition, the further development of our ongoing clinical trials will depend on upcoming analysis and results of those studies and our financial resources at that time.

In addition to our purchase agreement with LPC, we are aggressively pursuing other forms of capital infusion including public or private financing, strategic partnerships or other arrangements with organizations that have capabilities and/or products that are complementary to our own capabilities and/or products, in order to continue the development of our product candidates. However, there can be no assurances that we will complete any strategic alliances or collaborative development agreements, and the terms of such arrangements may not be advantageous to us.

Based on our limited ongoing programs and operations and taking into consideration the expected reductions in cash utilization resulting from our September 2011 reduction in force, we expect our existing cash and cash equivalents to support our operations through the first quarter of 2013. However, this level of cash utilization does not provide for the initiation of any significant projects to further the development of our most advanced product candidates, primarily ZYBRESTAT in ATC. Any significant further development of ZYBRESTAT or other capital intensive activities, including but not limited to the FACT 2 trial, will be contingent upon our ability to raise additional capital in addition to our existing financing arrangements.

Our ongoing capital requirements will depend on numerous factors, including: the progress and results of preclinical testing and clinical trials of our product candidates under development, and in particular whether we initiate the proposed FACT 2 study in ATC; the costs of complying with FDA and other regulatory agency requirements, including addressing findings set forth by the FDA in its correspondence to us in March 2012, which will be significant – as described in the Risk Factors below regarding the conduct of clinical trials and regulatory requirements; the progress of our research and development programs and those of our partners; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that we devote to develop manufacturing methods and advanced technologies; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

If we are unable to raise additional funds when needed, we will not be able to continue development of our product candidates or we will be required to delay, scale back or eliminate some or all of our development programs or cease operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize. Our failure to raise capital when needed will materially harm our business, financial condition and results of operations. Our ability to raise additional capital could also be impaired if our common shares lose their status on The NASDAQ Capital Market. As a result of this uncertainty and the substantial doubt about our ability to continue as a going concern as of December 31, 2011, the Report of Independent Registered Public Accounting Firm at the beginning of our Consolidated Financial Statements incorporated by reference in this prospectus includes a going concern explanatory paragraph.

Our facility with LPC will not be sufficient to satisfy our capital requirements for all of our contemplated clinical trials.

In November 2011, we entered into a purchase agreement for the sale, from time to time, of up to $20,000,000 of our common stock with LPC. We may direct LPC to purchase up to $20,000,000 worth of shares of our common stock under our agreement over a 36-month period, in amounts of up to $200,000, which amounts may be increased under certain circumstances. We will not have the ability to sell shares under this arrangement if we fail to maintain a minimum stock price or if we fail to maintain the effectiveness of the registration statement of which this prospectus forms a part. In addition, as a result of Nasdaq rules, we cannot sell LPC more than 2,974,483 shares of our common stock, representing 19.9% of our outstanding shares at the time we entered into the LPC facility in November 2011, at an average price per share that is less than $1.3051 (the deemed market value per share of our common stock for purposes of the agreement). At our current stock price, this would mean that we cannot access more than approximately $3 million of the $20 million in potential proceeds under the LPC facility without obtaining shareholder approval, which we intend to do at our 2012 annual meeting of shareholders. The funding available from LPC may not be available when needed, or at all, depending on the market price of our common stock.

The extent to which we rely on LPC as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from LPC were to prove impracticable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we sell the maximum amount we are eligible to sell to LPC under the purchase agreement, we will still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, operating results, financial condition and prospects.

Due in part to our constrained financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that are in-licensed, and/or we may be unable to pursue the clinical trials that we would like to pursue.

We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. Due to our limited available financial resources, we have had to curtail clinical development programs and activities that might otherwise have led to more rapid progress of our product candidates through the regulatory and development processes. For example, in February 2010 we announced a restructuring of our clinical development programs. As a part of that restructuring, we stopped enrollment in our FACT trial and have redirected available resources away from other clinical trial programs in favor of those we believe to have the highest value. In addition, in September 2011, we implemented a reduction in force, and now have only a limited number of employees to manage and operate our business and clinical programs.

We intend to pursue a second clinical trial of ZYBRESTAT in ATC, but our current financial resources are insufficient to allow us to do so without substantial additional funding. Due to the rarity of ATC, which afflicts only approximately 4,000 people worldwide per year, and the fact that the median length of survival from time of diagnosis for patients with ATC is only approximately 3-4 months, our strategy is to recruit patients to a large number of clinical trial sites to participate in the trial. This clinical trial will be extremely costly and time-consuming, and we cannot assure you that the results of this trial will be sufficient to form the basis of a successful new drug application or that we will have sufficient financial resources to allow us to complete the trial.

We may make incorrect determinations with regard to the indications and clinical trials on which to focus the available resources that we do have. Furthermore, we cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish. The decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also cause us to miss valuable opportunities. In addition, from time to time, we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would have been devoted to our internal programs. We cannot assure you that any resources that we devote to acquired or in-licensed programs will result in any products that are superior to our internally developed products.

If we or the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We use independent clinical investigators and, in many cases, contract research organizations and other third-party service providers to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so. We rely heavily on these parties for successful execution of our clinical trials. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDA’s requirements and our general investigational plan and protocol. Currently our only clinical trial activities involving ZYBRESTAT are being conducted by physician clinical investigators who are independent of us, but with whom we have agreements for them to provide the results of their clinical trials to us. In order for us to rely on data from these ongoing studies in support of a marketing application, or NDA, for approval of any of our product candidates by the FDA or other regulatory authorities, the independent investigators are required to comply with FDA requirements applicable to their studies.

The FDA and corresponding foreign regulatory authorities require us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

In February 2012, we were inspected by the FDA, and in March 2012, we received a Form FDA 483 containing observations from that inspection. The Form FDA 483 noted observations of certain deficiencies in the conduct of our FACT trial in ATC, which was conducted from July 2007 – February 2010. These observations related to the FDA’s good clinical practice requirements and included the failure to insure proper monitoring of third party clinical investigators who were participants in our FACT trial, the failure to promptly bring non-compliant clinical investigators into compliance, and the selection of clinical trial monitors by our clinical research organizations, or CROs, outside the United States who were not sufficiently qualified by experience and training to monitor clinical trials. The Form FDA 483 also included observations related to the failure to address the improper storage of a drug that was being used in the trial, and the failure to maintain records and case histories in compliance with FDA regulations. The issues noted in the Form FDA 483 had previously been identified and addressed by our management as part of an internal review, first disclosed by us in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, of our systems, practices and procedures governing the areas of vendor oversight, quality, and regulatory compliance.

Our response to the Form FDA 483 describes the corrective actions that we have taken and will continue to take in response to this matter. While we have taken steps and are taking further steps promptly to strengthen our procedures in order to ensure that these issues will not recur in any future clinical trials sponsored by us for any of our product candidates, we cannot assure you that the FDA will be satisfied with our response, that the FDA will not issue a warning letter or take other enforcement action against us, or that similar issues will not recur in the future. The results of this inspection may cause the FDA to disqualify some or all of the data from the FACT trial and not consider it in any future NDA for ZYBRESTAT, which could result in delays or difficulties in obtaining the regulatory approvals that will be required to market ZYBRESTAT. In addition, the steps we take to strengthen our procedures and conduct future clinical trials necessary for approval will be time-consuming and expensive, and we believe, but cannot assure you, that those steps will be sufficient to address the issues that were identified by the FDA in the Form FDA 483.

Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

Our product candidates are in an early stage of development. In order to achieve profitable operations, we alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us will require significant additional research and development and extensive preclinical and clinical testing prior to application for commercial use. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to-date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials. Further, our research or product development efforts may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.

We have only a limited number of employees to manage and operate our business.

As announced on September 1, 2011, we have implemented a restructuring plan designed to focus our capital resources on our most promising early-stage clinical programs and further reduce our cash utilization. This restructuring plan involved a reduction in force of 11 full-time equivalent employees, or approximately 61%. As of March 9, 2012, we had a total of eight full-time employees and approximately three full-time equivalent employees working on a part-time basis. This reduction in force and focus on reducing cash utilization requires us to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

We have a history of losses, and we anticipate that we will continue to incur losses in the future.

We have experienced net losses every year since our inception and, as of December 31, 2011, had an accumulated deficit of approximately $217,353,000. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on our continuing clinical trials with respect to our VDA drug candidates, technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not commercially introduced any product and our potential products are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.

We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others. The loss of the services of any of these individuals would have a material adverse effect on our business. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that we may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties. We cannot assure you that consultants and other unaffiliated third parties will provide the level of service to us that we require in order to achieve our business objectives.

Our industry is highly competitive, and our products may become technologically obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and expected to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, in conducting clinical trials, in obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of at least one other company that currently has a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing technologies and products that are more effective and/or cost competitive than those we are developing, or that would render our technology and products less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.

We have licensed in rights to ZYBRESTAT, OXi4503 and other programs from third parties. If our license agreements terminate or expire, we may lose the licensed rights to our product candidates, including ZYBRESTAT and OXi4503, and we may not be able to continue to develop them or, if they are approved, market or commercialize them.

We depend on license agreements with third parties for certain intellectual property rights relating to our product candidates, including patent rights. Currently, we have licensed in patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for ZYBRESTAT and OXi4503 and from Baylor University for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose the rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under our material agreements with them, if disputes arise under any of our in-licenses, including our in-licenses from ASU and the Bristol-Myers Squibb Company, and Baylor University, we could lose our rights under these agreements. Any such disputes may or may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.

If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us might after termination be used to stop us from conducting these activities.

We depend extensively on our patents and proprietary technology, and we must protect those assets in order to preserve our business.

Although we expect to seek patent protection for any compounds we discover and/or for any specific use we discover for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our effort, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of March 9, 2012, we were the exclusive licensee, sole assignee or co-assignee of twenty-eight (28) granted United States patents, sixteen (16) pending United States patent applications, two (2) pending Patent Cooperation Treaty international patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us are generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, since some of the basic research relating to one or more of our patent applications and/or patents were performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

We require employees and the institutions that perform our preclinical and clinical trials to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to the individual during the course of the relationship with us to be kept confidential and not to be disclosed to third parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

Our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover all claims.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on our financial condition and prospects. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.

If we do not obtain required regulatory approvals, we will be unable to market and sell our product candidates.

Our product candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing, oversight of clinical investigators, recordkeeping and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review and approval process are required to be successfully completed in the United States and in many foreign jurisdictions before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA is unpredictable but typically exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. In connection with the clinical trials of our product candidates, we face risks that:

•	the product candidate may not prove to be safe and efficacious;

•	patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested;

•

we fail to maintain adequate records of observations and data from our clinical trials, to establish and maintain sufficient procedures to oversee, collect data from, and manage clinical trials, or to monitor clinical trial sites and investigators to the satisfaction of the FDA or other regulatory agencies;

•	the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and

•	the results may not meet the level of statistical significance or clinical benefit-to-risk ratio required by the FDA or other regulatory agencies for marketing approval.

Only a small percentage of product candidates for which clinical trials are initiated are the subject of NDAs and even fewer receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market the product.

If clinical trials for our product candidates are prolonged, delayed or suspended, we may be unable to commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our other ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us by the FDA or any foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;

•	slow enrollment and retention rate of subjects in clinical trials;

•	failure to achieve compliance with the FDA requirements noted in the agency’s March 2012 letter to us regarding certain observations about our FACT trial in ATC;

•	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results;

•	serious and unexpected drug-related side effects; and

•	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us.

Commercialization of our product candidates may be delayed by the imposition of additional conditions on our clinical trials by the FDA or any foreign regulatory authority or the requirement of additional supportive studies by the FDA or any foreign regulatory authority. In addition, clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the conduct of other clinical trials that compete for the same patients as our clinical trials, and the eligibility criteria for our clinical trials. Our failure to enroll patients in our clinical trials could delay the completion of the clinical trial beyond our expectations. In addition, the FDA could require us to conduct clinical trials with a larger number of subjects than we have projected for any of our product candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials.

We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable domestic and foreign regulatory authorities or previously unknown problems with any approved product, manufacturer, or manufacturing process is discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers, or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	pressure to initiate voluntary product recalls;

•	suspension or withdrawal of regulatory approvals; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If physicians and patients do not accept our future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to recommend our drugs for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of our products.

If any of our product candidates are approved, but fail to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.

We have no manufacturing capacity, and have relied and expect to continue to rely on third-party manufacturers to produce our product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates or any of the compounds that we are testing in our preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and we expect to rely in the future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates or products ourselves, including:

•	reliance on the third party for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third party;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	the possible termination or non-renewal of the agreement by the third party, based on our own business priorities, at a time that is costly or inconvenient for us.

If we do not maintain our developed important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA and foreign regulatory authorities.

The FDA and foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products after approval.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any product candidates that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the U.S. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both government and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of our product candidates. Members of the U.S. Congress and some state legislatures are seeking to overturn at least portions of the legislation, and we expect they will continue to review and assess this legislation and possibly alternative health care reform proposals. We cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

Our restated certificate of incorporation, our amended and restated by-laws, our stockholder rights agreement and Delaware law could deter a change of our management which could discourage or delay offers to acquire us.

Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of us. Further, the rights issued under the stockholder rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.

The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.

The market price of our common stock has been, and likely will continue to be, highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that your investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Substantially all of the shares of our common stock issuable upon exercise of outstanding options and warrants have been registered for resale or are available for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, and may be sold from time to time. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales may occur at any time, could adversely affect the market price of our common stock.

The sale of our common stock to LPC may cause dilution and the resales of such shares by LPC may cause the price of our common stock to decline.

In connection with entering into the Purchase Agreement with LPC, we authorized the issuance to LPC of up to $20,000,000 worth of shares of our common stock, subject to certain limitations, plus 899,101 shares of common stock as commitment shares payable to LPC. The number of shares ultimately offered for resale by LPC under this prospectus is dependent upon the number of shares we sell to LPC under the Purchase Agreement. The purchase price for the common stock we may sell to LPC pursuant to the Purchase Agreement will fluctuate based on the trading price of our common stock in the public market. All 4,849,101 shares registered in this offering are expected to be freely tradable. We may sell the shares registered in this offering to LPC during the 36-month period following the date of this prospectus, at any time, in our sole discretion. Depending upon market liquidity during that period, a sale of shares in this offering at any given time could cause the trading price of our common stock to decline. We have issued certain commitment shares to LPC and we may sell additional shares to LPC under the Purchase Agreement. LPC may sell all, some or none of the shares we have issued or may issue in the future, to LPC and any such resales of these shares by LPC may result in substantial dilution to the interests of our existing stockholders. In addition, if we sell a substantial number of shares to LPC in this offering, or if investors expect that we will do so, the actual sales of shares or the mere existence of the facility with LPC may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that may be more favorable to us than sales to LPC under the LPC facility.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements may include the following:

•	the initiation, timing, progress and results of our preclinical and clinical trials and our research and development programs;

•	the further preclinical or clinical development and commercialization of our product candidates;

•	the potential benefits of our product candidates over other therapies;

•	the timing, costs and other limitations involved in obtaining regulatory approval for any product;

•	our ability to continue as a going concern and to operate our business with our constrained financial resources;

•	our ability to carry out the objectives of our restructuring plan by focusing our capital resources on our most promising early-stage clinical programs and further reduce our cash utilization;

•	our ability to enter into any collaboration with respect to our product candidates;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our ability to retain the services of our current executive officers, directors and principal consultants;

•	our estimates of future performance; and

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” beginning on page 9 that may cause our or our industry’s actual results, levels of activity, performance or achievements to differ from those expressed or implied by such forward-looking statements. Before deciding to purchase our securities, you should carefully consider the risks described in the “Risk Factors” section of this prospectus supplement, in addition to the other information set forth in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by law, we do not intend to update any of the forward-looking statements for any reason after the date of this prospectus supplement to conform such statement to actual results or if new information becomes available.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholder, LPC. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus. We may receive proceeds of up to $20,000,000 under the Purchase Agreement from the sale of our common stock to LPC. Assuming a purchase price of $1.05 per share (the closing sale price of our common stock on March 30, 2012) and the purchase by LPC of the full number of purchase shares registered under this prospectus, the proceeds to us would be $4,462,500. Any issuance of shares by us to LPC under the Purchase Agreement will be made pursuant to an exemption from the registration requirements of the Securities Act. The proceeds that we receive under the Purchase Agreement are expected to be used toward funding a portion of the costs of our FACT 2 study in anaplastic thyroid cancer and for general corporate purposes, including capital expenditures, the advancement of our product candidates in clinical and preclinical trials, and to meet working capital needs. The amounts and timing of the expenditures will depend on numerous factors, such as the timing and progress of our clinical trials and research and development efforts, technological advances and the competitive environment for our product candidates. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of shares to LPC. Accordingly, we will retain broad discretion over the use of these proceeds, if any.

THE LPC TRANSACTION

General

On November 28, 2011, we executed a Purchase Agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC, or LPC. Under the Purchase Agreement, we have the right to sell up to $20,000,000 of our common stock, subject to certain limitations, to LPC at our discretion, as described below.

Pursuant to the Registration Rights Agreement, we filed a registration statement and prospectus with the SEC, covering shares that have been issued or may be issued to LPC under the Purchase Agreement. The registration statement was declared effective on January 11, 2012 and, over approximately 36 months from that date, or until January 11, 2015, we have the right, subject to the terms and conditions of the Purchase Agreement, to direct LPC to purchase up to $20,000,000 of our common stock in amounts up to $200,000, which amounts may be increased depending on the closing sale price of our common stock, as often as every two business days under certain conditions. We can also accelerate the amount of our stock to be purchased under certain circumstances. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to LPC. The purchase price of the shares will be based on the market prices of our shares immediately preceding the time of sale as computed under the Purchase Agreement without any fixed discount. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day’s notice. We issued 299,700 shares of our stock to LPC as an initial commitment fee for entering into the agreement and we may issue up to 599,401 shares, of which only 299,401 are included in this prospectus, as an additional commitment fee on a pro rata basis as LPC purchases up to $20,000,000 of our stock in our discretion. For example, if we elect, at our sole discretion, to require LPC to purchase $200,000 of our stock then we would issue 5,994 shares of the pro rata additional commitment fee, which is the product of $200,000, the amount we have elected to sell, divided by $20,000,000, the total amount we can sell to LPC under the Purchase Agreement, multiplied by 599,401, the maximum number of additional commitment shares. The additional commitment shares will only be issued pursuant to this formula if, as and when we elect to sell our stock to LPC. LPC may not assign or transfer its rights or obligations under the Purchase Agreement.

As of March 31, 2012, there were 16,194,958 shares outstanding, of which 16,146,215 shares were held by non-affiliates, including all shares that we have already issued and are being offered by LPC pursuant to this prospectus. In the aggregate, 4,849,101 shares are being offered under this prospectus, which includes 299,700 shares that we issued as an initial commitment fee and an additional 4,549,401 shares which are issuable pursuant to this prospectus. Of that additional number, we may issue 299,401 shares as an additional commitment fee on a pro rata basis as LPC purchases up to $20,000,000 of our stock in our discretion and the remainder represent shares we may sell to LPC under the Purchase Agreement. If all of the 4,849,101 shares offered by LPC under this prospectus were issued and outstanding as of March 31, 2012, such shares would represent 24.54% of our total common stock outstanding or 24.60% of the outstanding shares held by non-affiliates, as adjusted, as of March 31, 2012. If we elect to issue and sell more than the 4,849,101 shares offered under this prospectus to LPC, which we have the right, but not the obligation, to do, we must first register any such additional shares under the Securities Act, which could cause substantial dilution to our stockholders. In addition, depending on the average price at which we sell shares to LPC, if we seek to issue and sell more than 2,974,483 shares, representing 19.9% of our outstanding shares at the time we entered into the LPC facility in November 2011, to LPC, we may be required to seek shareholder approval in order to remain in compliance with The NASDAQ Capital Market rules, which require shareholder approval for the issuance of more than 19.9% of a company’s outstanding shares in a private placement at a discount to the greater of market or book value of the shares. We intend to seek this approval at the 2012 annual meeting of our stockholders. The number of shares ultimately offered for resale by LPC is dependent upon the number of shares we sell to LPC under the Purchase Agreement

Since entering into the Purchase Agreement on November 28, 2011 and issuing 299,700 shares to LPC as an initial commitment fee at that time, we have issued an aggregate of 983,897 shares to LPC under the Purchase Agreement, including an aggregate of 29,970 shares issued as additional commitment fees to LPC, for aggregate proceeds of $1,000,000.

Purchase of Shares Under The Purchase Agreement

Under the Purchase Agreement, on any business day selected by us and as often as every two business days, we may direct LPC to purchase up to $200,000 of our common stock. The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive business days prior to the purchase date.

The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price.

We may increase the purchase amount from $200,000 to the following amounts:

•	up to $400,000, if the closing sale price of our common stock is not below $1.20 per share on the purchase date;

•	up to $600,000, if the closing sale price of our common stock is not below $2.20 per share on the purchase date;

•	up to $800,000, if the closing sale price of our common stock is not below $3.00 per share on the purchase date; and

•	up to $1,200,000, if the closing sale price of our common stock is not below $4.50 per share on the purchase date.

Minimum Purchase Price

Under the Purchase Agreement, we have set a minimum purchase price, or the floor price, of $0.50, which means that LPC shall not have the right or the obligation to purchase any of our common stock if the purchase price would be less than the floor price.

Events of Default

The following events constitute events of default under the Purchase Agreement:

•

the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to LPC for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive business days or for more than an aggregate of thirty (30) business days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of three (3) consecutive business days;

•

the delisting of our common stock from our principal market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, the OTC Bulletin Board (or nationally recognized successor thereto or comparable markets), or the NYSE Amex;

•	the transfer agent’s failure for five (5) business days to issue to LPC shares of our common stock to which LPC is entitled under the Purchase Agreement;

•

any material breach of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which has or which would reasonably be expected to have a material adverse effect on us, subject to a cure period of five (5) business days;

•	any voluntary or involuntary participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•

if we reach the share limit under applicable NASDAQ Capital Market rules (generally, 2,974,483 shares, or 19.99% of our outstanding shares prior to entering into the Purchase Agreement with LPC), to the extent applicable under NASDAQ Capital Market rules, and we have not obtained any necessary shareholder approvals.

LPC does not have the right to terminate the Purchase Agreement upon any of the events of default set forth above. In the event of bankruptcy proceedings by or against us, the Purchase Agreement will automatically terminate without action of any party. During an event of default, all of which are outside the control of LPC, shares of our common stock cannot be sold by us to LPC or purchased by LPC under the terms of the Purchase Agreement.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to LPC terminating the Purchase Agreement without any cost to us.

No Short-Selling or Hedging by LPC

LPC has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time following the date of the Purchase Agreement until the termination of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

All 4,849,101 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 36 months from January 11, 2012, or until January 11, 2015. The sale by LPC of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. LPC may ultimately purchase all, some or none of the 4,549,401 shares of common stock not yet issued but registered in this offering. If we sell these shares to LPC, LPC may sell all, some or none of these shares immediately or in the future and any such resales of these shares by LPC may result in substantial dilution to the interests of our existing stockholders. In addition, if we sell a substantial number of shares to LPC in this offering, or if investors expect that we will do so, the actual sales of shares or the mere existence of the facility with LPC may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that may be more favorable to us than sales to LPC under the LPC facility. However, we have the right to control the timing and amount of any sales of our shares to LPC and we may terminate the Purchase Agreement at any time at our discretion without any cost to us.

In connection with entering into the Purchase Agreement, we authorized the sale to LPC of up to $20,000,000 worth of shares of our common stock, exclusive of the 299,700 initial commitment shares issued to LPC on November 28, 2011 and the 599,401 additional commitment shares that may be issued to LPC. We have the right to terminate the agreement without any payment or liability to LPC at any time, including in the event that all $20,000,000 is sold to LPC under the Purchase Agreement. The number of shares ultimately offered for resale by LPC is dependent upon the number of shares we sell to LPC under the Purchase Agreement. On March 30, 2012, the last reported sale price of our common stock as reported on The NASDAQ Capital Market was $1.05 per share. The following table sets forth the amount of proceeds we would receive from LPC from the sale of shares that are registered in this offering at varying purchase prices:

Assumed Average Purchase Price	Number of Registered Shares to be Issued if Full Purchase (1) (2)	Percentage of Outstanding Shares After Giving Effect to the Issuance to LPC (3)	Proceeds from the Sale of Shares to LPC Under the Purchase Agreement
$0.50(4)	4,482,235	23.06%	$	2,241,117
$1.00	4,417,023	23.06%	$	4,417,023
$2.50	4,250,000	23.06%	$	10,625,000
$5.00	4,000,000	22.07%	$	20,000,000
$10.00	2,000,000	13.16%	$	20,000,000

(1)	Although the Purchase Agreement provides that we may sell up to $20,000,000 of our common stock to LPC, we are only registering 4,549,401 shares under this prospectus (less the additional commitment shares issuable to LPC on a pro rata basis if, as and when we sell the purchase shares to LPC under the Purchase Agreement), which may or may not cover all shares we ultimately sell to LPC under the Purchase Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares that we are registering in this offering.
(2)	The number of registered shares to be issued includes a number of shares to be purchased at the applicable price plus the applicable additional commitment shares issuable to LPC (but not the initial commitment shares), and no proceeds will be attributable to such commitment shares.
(3)	The denominator is based on 15,179,557 shares outstanding as of November 29, 2011, which includes the 299,700 initial commitment shares issued to LPC on November 28, 2011, which are part of this offering, and the number of shares set forth in the adjacent column, which includes the additional commitment shares issuable to LPC on a pro rata basis if, as and when we sell the purchase shares to LPC under the Purchase Agreement. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column. The number of shares in such column does not include shares that may be issued to LPC which are not registered in this offering.
(4)	Under the Purchase Agreement, we may not sell and LPC may not purchase any shares at a purchase price less than $0.50 per share.

SELLING STOCKHOLDER

This prospectus relates to the possible resale by the selling stockholder, LPC, of shares of common stock that we may issue pursuant to the Purchase Agreement we entered into with LPC on November 28, 2011. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Registration Rights Agreement we entered into with LPC on November 28, 2011, in which we agreed to provide certain registration rights with respect to the sale to LPC under the Purchase Agreement of up to $20,000,000 of common stock, subject to certain limitations, over a thirty-six (36) month period from January 11, 2012, or until January 11, 2015.

LPC, as the selling stockholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that we sell to LPC under the Purchase Agreement.

The following table presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of December 1, 2011. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us. As used in this prospectus, the term “selling stockholder” includes LPC and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based both on 15,181,094 shares of our common stock actually outstanding as of December 1, 2011 and on the assumption that all shares of common stock issuable under the Purchase Agreement are outstanding as of that date.

Selling Stockholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Sold in the Offering Assuming The Company Issues The Maximum Number of Shares Under the Purchase Agreement	Percentage of Outstanding Shares Beneficially Owned After Offering
Lincoln Park Capital Fund, LLC (1)	299,700(2)	2.0(2)	4,849,101	*

*	less than 1%
(1)	Josh Scheinfeld and Jonathan Cope, the principals of LPC, are deemed to be beneficial owners of all of the shares of common stock owned by LPC. Messrs. Scheinfeld and Cope have shared voting and disposition power over the shares being offered under this prospectus.
(2)	299,700 shares of our common stock were issued to LPC as initial commitment shares under the Purchase Agreement. We may at our discretion elect to issue to LPC up to an additional $20,000,000 worth of our shares of our common stock and 599,401 shares of our common stock, of which only 299,401 are included in this prospectus, as additional commitment shares under the Purchase Agreement and in this offering, though such shares are not included in determining the percentage of shares beneficially owned before the offering.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Lincoln Park Capital Fund, LLC, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

LPC is an “underwriter” within the meaning of the Securities Act.

Neither we nor LPC can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between LPC, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify LPC and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

LPC and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised LPC that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by LPC.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The NASDAQ Capital Market under the symbol “OXGN.” Prior to March 3, 2011, our common stock was traded on The NASDAQ Global Market under the symbol “OXGN.” The following table sets forth the high and low sales price per share for our common stock on The NASDAQ Global Market and The NASDAQ Capital Market, as applicable, for each quarterly period during the two most recent fiscal years.

In February 2011, our board of directors voted unanimously to implement a 1:20 reverse stock split of our common stock, following authorization of the reverse split by a stockholder vote on December 21, 2010. The reverse split became effective on February 22, 2011. All of the per share sales prices shown in the table below have been adjusted to reflect the effect of this reverse split.

	Fiscal Year 2011		Fiscal Year 2010
	High	Low	High	Low
First Quarter	$5.20	$1.69	$27.60	$20.00
Second Quarter	$6.38	$1.52	$26.40	$7.40
Third Quarter	$2.62	$1.00	$11.00	$5.20
Fourth Quarter	$1.97	$0.82	$6.00	$3.80

On March 30, 2012, the closing price of our common stock on The NASDAQ Capital Market was $1.05 per share. As of March 30, 2012, there were approximately 78 stockholders of record of the approximately 16,194,958 outstanding shares of our common stock. We believe, based on the number of proxy statements and related materials distributed in connection with our 2011 Annual Meeting of Stockholders, that there are approximately 10,735 beneficial owners of our common stock.

Dividend Policy

We have not declared or paid any cash dividends on our common stock since our inception in 1988, and do not intend to pay cash dividends in the foreseeable future. We presently intend to retain future earnings, if any, to finance the growth and development of our business.

MANAGEMENT

Directors and Executive Officers

The following information with respect to our current directors and executive officers has been furnished to us by the directors and executive officers. The ages of the directors and executive officers are as of March 31, 2012. We currently employ Dr. Langecker as our Chief Executive Officer.

Directors

TAMAR D. HOWSON

Age:	63

Director Since:	2010

Principal Occupation:	Ms. Howson serves currently as a consultant to biotechnology companies and as a non-executive director to several life sciences companies.

Business Experience:	Ms. Howson was recently a Partner with JSB-Partners, a transaction advisory firm serving the life sciences industry. Formerly, she served as Senior Vice President of Corporate and Business Development and was a member of the executive committee at Bristol-Myers Squibb. During her tenure there, Ms. Howson was responsible for leading the company’s efforts in external alliances, licensing and acquisitions. Earlier, Ms. Howson served as Senior Vice President and Director of Business Development at SmithKline Beecham. She also managed SR One Ltd., the $100 million venture capital fund of SmithKline Beecham. Ms. Howson has served as an independent business consultant and adviser to companies both in the United States and in Europe. She held the position of Vice President, Venture Investments at Johnston Associates, a venture capital firm, and earlier as Director of Worldwide Business Development and Licensing for Squibb Corporation. Ms. Howson received her M.B.A. in finance and international business from Columbia University. Educated as a chemical engineer, she holds a M.S. from the City College of New York and a B.S. from the Technion in Israel.

Other Directorships:	Ms. Howson currently serves on the boards of Idenix Pharmaceuticals, Inc. (Nasdaq:IDIX), a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral diseases, Soligenix, Inc., a biopharmaceutical company developing products to treat life-threatening side effects of cancer treatments and serious gastrointestinal diseases, Aradigm Corporation, a specialty pharmaceutical company developing and commercializing drugs delivered by inhalation for the treatment of severe respiratory disease, and S*Bio Pte Ltd, a company engaged in the discovery and development of drugs for the treatment of cancer. She also serves as a consultant to Pitango Venture Fund and is a member of the advisory board to Triana Venture Partners. She previously served on the boards of Ariad Pharmaceuticals, SkyePharma, NPS Pharma, Targacept, and HBA.

Director Qualifications:	The Board highly values Ms. Howson’s significant business development and life sciences industry expertise, developed through her career as a senior professional at several leading pharmaceutical companies. The Board believes that these characteristics uniquely qualify Ms. Howson to serve as a director of the Company and led to the Board’s conclusion that she should be a member of the Board of Directors.

PETER J. LANGECKER, M.D., PH.D.

Age:	61

Director Since:	2010

Principal Occupation:	Dr. Langecker joined OXiGENE as Executive Vice President and Chief Development Officer in June 2009 and was appointed Chief Executive Officer in October 2009. He became Chairman of our Board of Directors in October 2011.

Business Experience:	Dr. Langecker served as Chief Medical Officer of DURECT Corporation from May 2006 until June 2009. Prior to joining DURECT, Dr. Langecker served as Chief Medical Officer and Vice President of Clinical Affairs at Intarcia Therapeutics, Inc. from October 1999 to April 2006. Prior to that, Dr. Langecker was Vice President of Clinical Affairs at Sugen, Inc. from 1997 to 1999, Vice President, Clinical Research at Coulter Pharmaceuticals from 1995 to 1997 and Director of Clinical Research, Oncology, at Schering-Plough from 1992 to 1995. Previously, Dr. Langecker worked as a Project Physician-Central Medical Advisor, Oncology at Ciba-Geigy (now Novartis) in Basel, Switzerland. He received his M.D. degree and his doctorate in medical sciences from the Ludwig-Maximilians University in Munich.

Director Qualifications:	The Board believes that Dr. Langecker’s medical and scientific training, developed through his extensive career as a life sciences industry executive, uniquely qualify Dr. Langecker to serve as a director of the Company and led to the Board’s conclusion that Dr. Langecker should be a member of the Board of Directors.

GERALD MCMAHON, PH.D.

Age:	57

Director Since:	2011

Principal Occupation:	Dr. McMahon is Senior Vice President and Oncology Innovative Medicines Unit Leader of Medimmune LLC, a wholly owned subsidiary of Astra Zeneca PLC, a position which he has held since 2010.

Business Experience:	Dr. McMahon served as the Chief Executive Officer of Poniard Pharmaceuticals, Inc. from May 2004 to February 2010 and as the Chairman of the Board of Directors of Poniard from May 2004 to May 2011. He was a Venture Partner at Bay City Capital, LLC from February 2010 to October 2010. Dr. McMahon has spent more than 20 years as a business executive in the healthcare and biotech industries where he held various roles at Pfizer, Pharmacia, and Sandoz. In addition, Dr. McMahon was employed for 10 years at SUGEN where he was instrumental to build the business leading to the successful discovery, development, and regulatory approvals of novel oncology drugs. Since his role as President of SUGEN in 2003, he served as a Venture Partner with Bay City Capital and also has served as CEO and in various board of director roles for public and private healthcare companies. Dr. McMahon holds a B.S. in biology and earned a Ph.D. in 1980 in biochemistry from Rensselaer Polytechnic Institute and held post-graduate appointments at Tufts Medical School in Boston and the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Other Directorships:	Previously, Dr. McMahon served as a director of Poniard Pharmaceuticals, Inc. and Trellis Bioscience.

Director Qualifications:	The Board believes that Dr. McMahon’s scientific training, developed through his extensive career as a life sciences industry executive at several leading pharmaceutical companies, coupled with his specific experience, qualifications, and skills in the life sciences industry, uniquely qualify Dr. McMahon to serve as a director of the Company and led to the Board’s conclusion that Dr. McMahon should be a member of the Board of Directors.

WILLIAM D. SCHWIETERMAN, M.D.

Age:	54

Director Since:	2007

Principal Occupation:	Dr. Schwieterman has been the Chief Medical Officer of Chelsea Therapeutics, a publicly traded biopharmaceutical development company, since November 2009. He has been an independent consultant to biotech and pharmaceutical companies specializing in clinical development since July 2002.

Business Experience:	Dr. Schwieterman is a board-certified internist and a rheumatologist who was formerly Chief of the Medicine Branch and Chief of the Immunology and Infectious Disease Branch in the Division of Clinical Trials at the FDA. In these capacities and others, Dr. Schwieterman spent 10 years at the FDA in the Center for Biologics overseeing a wide range of clinical development plans for a large number of different types of molecules. Dr. Schwieterman holds a B.S. and M.D. from the University of Cincinnati.

Other Directorships:	From June 2008 to September 2009, Dr. Schwieterman served as a director of Chelsea Therapeutics.

Director Qualifications:	The Board believes that Dr. Schwieterman’s medical training and his expertise with regulatory matters involving the Food and Drug Administration and the clinical trials process are invaluable skills that Dr. Schwieterman brings to his Board service and led to the Board’s conclusion that Dr. Schwieterman should be a member of the Board of Directors.

ALASTAIR J.J. WOOD, M.D.

Age:	65

Director Since:	2008

Principal Occupation:	Dr. Wood, a partner of Symphony Capital LLC, has worked with Symphony since its inception, initially as Chairman of Symphony’s Clinical Advisory Council, and joined the firm full-time in September 2006 as a Managing Director.

Business Experience:	Prior to joining Symphony Capital LLC full-time, Dr. Wood completed more than 30 years at Vanderbilt University School of Medicine, most recently as Associate Dean of External Affairs, where he was also Attending Physician and Tenured Professor of Medicine and Pharmacology. Dr. Wood is currently Professor of Medicine (courtesy appointment) and Professor of Pharmacology (courtesy appointment) at Weill Cornell Medical School, appointments served in an unpaid capacity. Dr. Wood has written or co-authored more than 300 scientific papers and won numerous honors including election to the National Academy of Sciences’ Institute of Medicine. He was until 2006 the chairman of the FDA’s Nonprescription Drugs Advisory Committee. He previously served as a member of the Cardiovascular and Renal Advisory Committee of the FDA, and the FDA’s Nonprescription Drugs Advisory Committee. Dr. Wood has been a member of and chaired National Institutes of Health study sections, served on the editorial boards of four major journals, and between 1992 and 2004 was the Drug Therapy Editor of The New England Journal of Medicine. Most recently, he was named to the Board of the Critical Path Institute. He earned his medical degree at the University of St. Andrews.

Other Directorships:	Dr. Wood is a director of Symphony Evolution, Inc., a Symphony portfolio company. He was previously a director of Antigenics, Inc., a publicly traded drug development company.

Director Qualifications:	The Board believes that Dr. Wood’s medical training and expertise in drug development, combined with his prior service as a member of several advisory committees to the Food and Drug Administration, uniquely qualify Dr. Wood to serve as a director of the Company and led to the Board’s conclusion that Dr. Wood should be a member of the Board of Directors.

Executive Officers

See above for biographical information pertaining to Peter J. Langecker, our Chief Executive Officer.

David L. Johnson, 58, joined us in March 2012 and was appointed as our Chief Financial Officer on April 2, 2012. Mr. Johnson is presently, and has been since December 2002, the Managing Director of Macauley Johnson, LLC, which provides Chief Financial Officer services to emerging and established life sciences companies on a part-time, interim or project basis. Prior to founding Macauley Johnson, Mr. Johnson served as Chief Financial Officer of Pain Therapeutics, Inc, a publicly traded biopharmaceutical company that develops novel drugs, from

January 2000 to December 2002. Prior to January 2000, Mr. Johnson held various financial positions at companies, including Elan Pharmaceuticals North America, Gilead Sciences, Chiron Corporation and The Cooper Companies. Mr. Johnson holds a Bachelors of Science in Accounting from Oklahoma State University and is a Certified Public Accountant.

Board Composition

Our Board of Directors currently consists of five members. Under our by-laws, the number of members of our Board of Directors is fixed from time to time by the Board of Directors, and directors serve in office until the next annual meeting of stockholders and until their successors have been elected and qualified.

Board and Committee Meetings

During 2011, the Board of Directors held eight meetings. The Board of Directors has established three committees whose functions and current members are noted below. The Audit Committee, the Compensation Committee and the Nominating and Governance Committee (collectively, the “Board Committees”) are committees of the Board of Directors and consist solely of members of the Board of Directors. Each director who served during 2011 attended 75% or more of the aggregate number of meetings of the Board of Directors and Board Committees on which he or she served during 2011. The Board has also adopted a policy under which each member of the Board is required to make every effort to attend each annual meeting of our stockholders. Dr. Langecker attended our annual meeting of stockholders in 2011.

Audit Committee. The Audit Committee consists of William D. Schwieterman, Tamar D. Howson and Gerald McMahon (Chairman). During 2011, the Audit Committee held five meetings. Our Audit Committee has the authority to retain and terminate the services of our independent registered public accounting firm, reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits. The Board has determined that Gerald McMahon is an audit committee financial expert, as the Securities and Exchange Commission has defined that term. The Board of Directors has adopted a charter for the Audit Committee, which is reviewed and reassessed annually by the Audit Committee. A copy of the Audit Committee’s written charter is publicly available on our website at www.oxigene.com.

Securities and Exchange Commission rules require that we disclose our compliance with NASDAQ listing standards regarding the independence of our Audit Committee members and inclusion in the Audit Committee of any non-independent director. All members of our Audit Committee qualify as independent under the definition promulgated by The NASDAQ Stock Market.

Compensation Committee. The Compensation Committee consists of William D. Schwieterman, Tamar D. Howson (Chair) and Gerald McMahon. During 2011, the Compensation Committee did not meet, but acted once by written consent. The Compensation Committee makes recommendations to the Board of Directors regarding the compensation philosophy and compensation guidelines for our executives, the role and performance of our executive officers, appropriate compensation levels for our Chief Executive Officer, which are determined without the Chief Executive Officer present, and other executives based on a comparative review of compensation practices of similarly situated businesses. The Compensation Committee also makes recommendations to the Board regarding the design and implementation of our compensation plans and the establishment of criteria and the approval of performance results relative to our incentive plans. The Compensation Committee has adopted the following processes and procedures for the consideration and determination of executive and director compensation. Each year, the Compensation Committee reviews and assesses the three main components of each named executive officer’s compensation: base salary, incentive compensation and equity compensation. Adjustments to base salary are generally only made when there has been a change in the scope of the responsibilities of the named executive officer or when, based on a review of the base salary component of executive officers in companies of a similar size and stage of development, the Committee members believe that an adjustment is warranted in order to remain competitive. Each year, the executive management of the Company determines and agrees with the Compensation Committee on its corporate goals and objectives for the ensuing year. At the end of each year, the attainment of each objective is assessed and incentive awards are made to each executive based on his contribution to achieving the objectives and at a percentage of base salary outlined in the executive’s employment agreement. In addition, equity compensation is reviewed annually. Awards are made based on either provisions of an executive’s employment agreement, or an assessment of each executive’s equity compensation position relative to the Company’s other executives. Each member of the Compensation Committee qualifies as independent under the definition promulgated by The NASDAQ Stock Market and qualifies as a “Non-Employee Director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended. A copy of the Compensation Committee’s written charter is publicly available on our website at www.oxigene.com.

Compensation Committee Interlocks and Insider Participation. None of the members of our Compensation Committee is or has been employed by us. In addition, none of our executive officers served during fiscal 2011 as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has an executive officer who serves on our Board or Compensation Committee.

Nominating and Governance Committee. During 2011, the Nominating and Governance Committee met twice. The Nominating and Governance Committee consists of Dr. Schwieterman (Chairman), Ms. Howson and Dr. McMahon. This committee’s role is to make recommendations to the full Board as to the size and composition of the Board and to make recommendations as to particular nominees. All members of the Nominating and Governance Committee qualify as independent under the definition promulgated by The NASDAQ Stock Market.

The Nominating and Governance Committee may consider candidates recommended by stockholders, as well as from other sources, such as current directors or officers, third-party search firms or other appropriate sources. For all potential candidates, the Nominating and Governance Committee may consider all factors it deems relevant, such as a candidate’s personal integrity and sound judgment, business and professional skills and experience, independence, knowledge of the biotechnology industry, possible conflicts of interest, diversity, the extent to which the candidate would fill a present need on the Board, and concern for the long-term interests of the stockholders. In general, persons recommended by stockholders will be considered on the same basis as candidates from other sources. If a stockholder wishes to nominate a candidate to be considered for election as a director at the 2012 annual meeting of stockholders using the procedures set forth in the Company’s by-laws, it must follow the procedures described under “Stockholder Proposals and Nominations for Director” set forth in our proxy statement for our 2011 Annual Meeting of Stockholders filed with the SEC on September 22, 2011. If a stockholder wishes simply to propose a candidate for consideration as a nominee by the Nominating and Governance Committee, it should submit any pertinent information regarding the candidate to the Chairman of the Nominating and Governance Committee by mail at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080. The Nominating and Governance Committee considers issues of diversity among its members in identifying and considering nominees for director, and strives where appropriate to achieve a diverse balance of backgrounds, perspectives, experience, age, gender, ethnicity and country of citizenship of the Board and its committees. A copy of the Nominating and Governance Committee’s written charter is publicly available on our website at www.oxigene.com.

Board of Directors Leadership Structure

The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board, as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board. The Board has determined that having the Chief Executive Officer serve as Chairman is in the best interest of the Company’s stockholders at this time. The Board believes this leadership structure is appropriate in light of the small size of the Company’s Board and the expertise that Dr. Langecker brings to his role as both Chairman and Chief Executive Officer.

Dr. Langecker has served as Chairman of the Board of Directors since the 2011 Annual Meeting. The Chairman of the Board of Directors provides leadership to the Board and works with the Board to define its activities and the calendar for fulfillment of its responsibilities. The Chairman of the Board of Directors approves the meeting agendas after input from management, facilitates communication among members of the Board and presides at meetings of our Board and stockholders.

The Chairman of the Board of Directors, the Chairman of the Audit Committee, and the other members of the Board work in concert to provide oversight of our management and affairs. We believe that the leadership of the Chairman fosters a culture of open discussion and deliberation, with a thoughtful evaluation of risk, to support our decision-making. Our Board encourages communication among its members and between management and the Board to facilitate productive working relationships. Working with the other members of the Board, the Chairman also works to ensure that there is an appropriate balance and focus among key board responsibilities such as strategic development, review of operations and risk oversight.

The Board of Directors’ Role in Risk Oversight

The Board plays an important role in risk oversight through direct decision-making authority with respect to significant matters and the oversight of management by the Board and its committees. In particular, the Board administers its risk oversight function through (1) the review and discussion of regular periodic reports to the Board and its committees on topics relating to the risks that we face, (2) the required approval by the Board (or a committee of the Board) of significant transactions and other decisions, (3) the direct oversight of specific areas of our business by the Audit and Compensation committees, and (4) regular periodic reports from our auditors and outside advisors regarding various areas of potential risk, including, among others, those relating to our internal control over financial reporting. The Board also relies on management to bring significant matters impacting us to the Board’s attention.

Pursuant to the Audit Committee’s charter, the Audit Committee is responsible for discussing the guidelines and policies that govern the process by which our exposure to risk is assessed and managed by management. As part of this process, the Audit Committee discusses our major financial risk exposures and steps that management has taken to monitor and control such exposure. In addition, we, under the supervision of the Audit Committee, have established procedures available to all employees for the anonymous and confidential submission of complaints relating to any matter to encourage employees to report questionable activities directly to our senior management and the Audit Committee.

Because of the role of the Board in risk oversight, the Board believes that any leadership structure that it adopts must allow it to effectively oversee the management of the risks relating to our operations. The Board recognizes that there are different leadership structures that could allow it to effectively oversee the management of the risks relating to our operations. The Board believes its current leadership structure enables it to effectively provide oversight with respect to such risks.

Director Independence

Our Board has determined that the following members of the Board qualify as independent directors under the current independence standards promulgated by The NASDAQ Stock Market: Tamar D. Howson, Gerald McMahon, William D. Schwieterman and Alastair Wood.

Stockholder Communications to the Board

Generally, stockholders who have questions or concerns should contact our Investor Relations department at (650) 635-7000. However, any stockholders who wish to address questions regarding our business directly with the Board of Directors, or any individual director, should submit his or her questions to the appropriate director using the contact information and instructions for this purpose set forth on the Company’s website at www.oxigene.com. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications. Items that are unrelated to the duties and responsibilities of the Board may be excluded, such as:

•	junk mail and mass mailings

•	resumes and other forms of job inquiries

•	surveys

•	solicitations or advertisements.

In addition, any material that is unduly hostile, threatening, or illegal in nature may be excluded, provided that any communication that is filtered out will be made available to any outside director upon request.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires our directors and executive officers, and persons who own more than 10% of our common stock to file with the Securities and Exchange Commission and us initial reports of beneficial ownership and reports of changes in beneficial ownership of common stock and other of our equity securities. For these purposes, the term “other equity securities” would include options granted under our 2005 Stock Plan, as amended. To our knowledge, based solely on a review of the forms and written representations received by us from our Section 16 reporting persons, during the fiscal year ended December 31, 2011, all Section 16(a) filing requirements applicable to the reporting persons were properly and timely satisfied.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the total compensation paid or accrued during the fiscal years ended December 31, 2011 and December 31, 2010 to (1) our Chief Executive Officer and (2) our two most highly compensated executive officers, other than our Chief Executive Officer, who earned more than $100,000 during the fiscal year ended December 31, 2011 and were serving at year end.

Name	Year	Salary($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($) (1)	All other Compen- sation ($)	Total ($)
Peter Langecker(2)	2011	$350,000	$—	$—	$184,599	$1,426	$536,025
Chief Executive Officer	2010	$350,000	$—	$—	$132,825	$929	$483,754

David Chaplin(3)	2011	$233,688	$—	$—	$43,089	$444,864	$721,641
Former Vice President and	2010	$278,124	$—	$—	$74,966	$—	$353,090
Chief Scientific Officer

James Murphy(4)	2011	$276,585	$—	$—	$85,406	$245,000	$606,991
Vice President and	2010	$245,000	$—	$—	$101,759	$690	$347,449
Chief Financial Officer

(1)	See Note 6 to our Condensed Consolidated Financial Statements incorporated by reference in this prospectus for details as to the assumptions used to determine the fair value of each of the stock awards and option awards set forth in this table, as well as a description of all forfeitures during fiscal year 2011.
(2)	Dr. Langecker commenced employment in June 2009 as Executive Vice President and Chief Development Officer. In October 2009, he was appointed as Chief Executive Officer.
(3)	Dr. Chaplin’s employment with the Company ended on August 30, 2011. Dr. Chaplin’s employment agreement provided that his salary be paid in British Pounds. The salary and all other compensation amounts presented above are converted into U.S. dollars at the average monthly conversion rate for the year presented. The 2011 salary amount presented above represents the portion of his annual salary of £182,257 earned prior to the end of his employment on August 30, 2011. Dr. Chaplin also earned $49,957 in consulting fees in 2011 which is included in All Other Compensation. The Company entered into a separation agreement with Dr. Chaplin in connection with his departure. The terms of Dr. Chaplin’s separation arrangement are consistent with the severance benefits provided for in his employment agreement, which included severance of $394,907 that is reflected in All Other Compensation.
(4)	Mr. Murphy’s permanent employment with the Company ended on October 31, 2011; however, Mr. Murphy continued to serve as the Company’s Chief Financial Officer on a temporary basis until his replacement was hired in March 2012. The Company entered into a separation agreement with Mr. Murphy in connection with his departure. The terms of Mr. Murphy’s separation arrangement are consistent with the severance benefits provided for in his employment agreement, which included severance of $245,000 that is reflected in All Other Compensation.

Narrative Disclosure to Summary Compensation Table

Peter J. Langecker, M.D., Ph.D.

Employment Agreement with Dr. Peter J. Langecker. In June 2009, we entered into an employment agreement with Dr. Langecker with respect to his service as our Executive Vice President and Chief Development Officer. In October 2009, Dr. Langecker was appointed as our Chief Executive Officer, and in October 2011, Dr. Langecker was named as the Chairman of our Board of Directors. On December 15, 2011, we amended our employment agreement with Dr. Langecker primarily to reflect his position as our Chief Executive Officer. The material terms of Dr. Langecker’s employment agreement with us remained the same. Pursuant to his agreement, Dr. Langecker currently receives an annual base salary of $350,000 per year. In addition, Dr. Langecker may be awarded an annual bonus of up to 40% of his then-current annual base salary, at the sole discretion of OXiGENE, based on our assessment of his and OXiGENE’s performance. Pursuant to his employment agreement, on June 29, 2009, we granted to Dr. Langecker options to purchase 12,500 shares of the Company’s common stock at an exercise price of $46.40 per share. The options shall vest in equal annual installments over four years beginning one year from the date of grant.

Dr. Langecker may terminate the agreement upon written notice to us. We may also terminate the agreement without prior written notice for cause, as defined in the agreement, as long as, in certain circumstances, we give Dr. Langecker a minimum period of 30 days to cure the act or omission constituting cause (if reasonably subject to cure), as described in the agreement. If Dr. Langecker’s employment is terminated by us for cause, or by Dr. Langecker without good reason (as defined in the agreement), we will pay to Dr. Langecker the amount of accrued obligations as of the date of such termination, consisting of accrued and unpaid salary, value of accrued vacation days, annual bonus related to the most recently completed calendar year if not already paid and amount of unreimbursed and incurred expenses. If Dr. Langecker’s employment is terminated by us other than for cause or Dr. Langecker’s disability, we will pay to Dr. Langecker the accrued obligations, as described above, an amount equal to 12 months of his then-current base salary, the annual bonus related to the most recently completed calendar year, if not already paid, and will also pay COBRA premiums, should Dr. Langecker timely elect and be eligible for COBRA coverage, for Dr. Langecker and his immediate family for 12 months (provided that OXiGENE shall have no obligation to provide such coverage if Dr. Langecker becomes eligible for medical and dental coverage with another employer).

If Dr. Langecker’s employment is terminated by us (other than for cause or Dr. Langecker’s disability) within one year following a change in control of the Company (as defined in the agreement), or by Dr. Langecker with good reason within one year following a change in control of the Company, we will pay to Dr. Langecker the accrued obligations, as described above, an amount equal to 12 months of his then-current base salary, the annual bonus related to the most recently completed calendar year, if not already paid, and will also pay COBRA premiums for a period of 12 months on the same conditions as described above. In addition, all of Dr. Langecker’ unvested equity compensation outstanding on the date of termination shall vest and remain exercisable in accordance with the terms of the applicable plan and related agreements. Dr. Langecker has also agreed not to engage in activities competitive with the Company during his employment and for a 12 month period following the termination of his employment. All payments made and benefits available to Dr. Langecker in connection with his employment agreement will comply with Internal Revenue Code Section 409A in accordance with the terms of his employment agreement.

David Chaplin, Ph.D.

As announced on September 1, 2011, Dr. Chaplin’s employment with the Company ended on August 30, 2011. His termination pay is described below in the section entitled “Potential Payments Upon Termination or Change-In-Control.”

James B. Murphy

As announced on September 1, 2011, Mr. Murphy’s permanent employment with the Company ended on October 31, 2011. His termination pay is described below in the section entitled “Potential Payments Upon Termination or Change-In-Control.”

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on the last day of the fiscal year ended December 31, 2011, including both awards subject to performance conditions and non-performance-based awards, to each of the executive officers named in the Summary Compensation Table.

	Option Awards(1)				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable #	Number of Securities Underlying Unexercised Options Unexercisable #	Option Exercise Price $	Option Expiration Date	Number of shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That have Not Vested $
Peter Langecker	6,250	6,250	$46.40	6/29/2019	—	$—
Chief Executive Officer	7,500	12,500	$21.20	4/27/2020
	7,187	2,813	$5.60	9/15/2020
	50,000	150,000	$1.03	12/08/2021
David Chaplin	—	—	—	—	—	$—
Former Vice President and
Chief Scientific Officer
James Murphy	3,750	—	$181.00	1/29/2012	—	$—
Vice President and	1,000		$100.60	1/29/2012
Chief Financial Officer	1,250		$70.20	1/29/2012
	2,500		$83.60	1/29/2012
	3,125	3,125	$13.00	1/29/2012
	7,500	12,500	$21.20	1/29/2012
	6,561	3,439	$5.60	1/29/2012

(1)	Generally, option awards vest in equal annual installments over four years beginning on the first anniversary of the grant date and the exercise price is the closing price of our common stock as quoted on The NASDAQ Capital Market on the grant date. On September 15, 2010, we granted options to each of the named executive officers included in the table above that vest in equal annual installments over two years beginning on the first anniversary of the grant date. On December 8, 2011, we granted options to Dr. Langecker included in the table above, which vested 25% on the grant date and the balance will vest monthly in twenty-four equal installments beginning one month following the grant date.

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plans.

Potential Payments Upon Termination or Change-In-Control

We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to our named executive officers in the event of a termination of employment or a change of control of the Company. The following tables summarize the potential payments to Peter J. Langecker, M.D., Ph.D. assuming that one of the described termination events occurs. The tables assume that the event occurred on December 31, 2011, the last day of our fiscal year. On December 30, 2011, the last trading day of 2011, the closing price of our common stock as listed on The NASDAQ Capital Market was $0.99 per share.

Peter J. Langecker, M.D., Ph.D.

Executive Benefits and Payments Upon Termination	Termination within 12 months Following Change in Control	Voluntary Termination by Executive or Death	Cause Termination or Termination by Executive with Good Reason	For Cause Termination	Disability
Base Salary	$350,000	$350,000	$350,000	$–	$–
Annual bonus (x% of Base Salary)	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid	Executive entitled to annual Bonus related to mostly completed calendar year if not already paid	N/A	Executive entitled to Annual Bonus related to most recently completed calendar year if not already paid
Acceleration of Vesting of Equity	100%	0%	0%	0%	0%
Stock Options:
Number of Stock Options	242,500	70,937	70,937	70,937	—
Value upon Termination	$240,075	$70,228	$70,228	$70,228	—
Vested Stock Received:
Number of Shares	—	—	—	—	—
Value upon Termination	$—	$—	$—	$—	—
Relocation Reimbursement	N/A	N/A	N/A	N/A	N/A
Deferred Compensation Payout	N/A	N/A	N/A	N/A	N/A
Post-term Health Care	Up to 12 months for Executive and family	N/A	Up to 12 months for Executive and family	N/A	N/A
		$—		$—	$—
Excise Tax Group Up	N/A	N/A	N/A	N/A	N/A

The information set forth above is described in more detail in the narrative following the Summary Compensation Table.

A “Change in Control” as defined in Dr. Langecker’s employment agreement shall mean the occurrence during the term of his employment of the following:

(i)	Ownership. Any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of OXiGENE representing 50% or more of the total voting power represented by OXiGENE’s then outstanding voting securities (excluding for this purpose any such voting securities held by OXiGENE or its affiliates or by any employee benefit plan of OXiGENE) pursuant to a transaction or a series of related transactions which the Board of Directors does not approve; or

(ii)	Merger/Sale of Assets. (A) A merger or consolidation of OXiGENE whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of OXiGENE outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of OXiGENE or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; or (B) the stockholders of OXiGENE approve an agreement for the sale or disposition by OXiGENE of all or substantially all of OXiGENE’s assets; or

(iii)	Change in Board Composition. A change in the composition of the Board of Directors, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” shall mean directors who either (A) are directors of OXiGENE as of the date of this Agreement, or (B) are elected, or nominated for election, to the Board of Directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to OXiGENE).

Dr. Langecker will be entitled to certain benefits as described in the table above if his employment is terminated by the Company for reasons other than cause or by him with good reason. “Cause” shall mean any of the following:

(a) the Executive’s substantial failure to perform any of his duties hereunder or to follow reasonable, lawful directions of the Board or any officer to whom the Executive reports;

(b) the Executive’s willful misconduct or willful malfeasance in connection with his employment;

(c) the Executive’s conviction of, or plea of nolo contendere to, any crime constituting a felony under the laws of the United States or any state thereof, or any other crime involving moral turpitude;

(d) the Executive’s material breach of any of the provisions of the Agreement, OXiGENE’s bylaws or any other agreement with OXiGENE; or

(e) the Executive’s engaging in misconduct which has caused significant injury to OXiGENE, financial or otherwise, or to OXiGENE’s reputation.

“Termination with Good Reason” shall mean:

(i) without the Executive’s express written consent, any material reduction in Executive’s title, or responsibilities compared to those prior to a Change in Control (as such term is defined in the employment agreement);

(ii) a change in the location at which the Executive must perform the services under the Agreement of more than sixty (60) miles;

(iii) without the Executive’s express written consent, a material reduction by OXiGENE in the Executive’s total compensation, provided that it shall not be deemed a material reduction if (a) the amount of Executive’s Annual Bonus is less than the amount of any previously awarded Annual Bonuses or (b) a benefit is amended and such amendment affects all eligible executive participants; or

(iv) OXiGENE breaches a material term of the Agreement;

provided that, in each case, the Executive has provided notice to OXiGENE of such Good Reason condition within sixty (60) days of the initial occurrence of such Good Reason condition, has provided OXiGENE with thirty (30) days in which to cure the Good Reason condition, and such Good Reason condition remains uncured after the expiration of such thirty (30) day cure period. To be effective, such notice of a Good Reason condition must be in writing and set forth the specific alleged Good Reason for termination and the factual basis supporting the alleged Good Reason. A termination for Good Reason requires that the Executive actually terminate his employment with OXiGENE within thirty (30) days after the expiration of the 30 day cure period and must also meet the requirements for a good reason termination in accordance with Treasury Regulation §1.409A-1(n)(2), and any successor statute, regulation and guidance thereto.

All payments made and benefits available to Dr. Langecker in connection with his employment agreement will comply with Internal Revenue Code Section 409A in accordance with the terms of his employment agreement.

David Chaplin, Ph.D.

As announced on September 1, 2011, Dr. Chaplin’s employment with the Company ended on August 30, 2011. The Company entered into a separation agreement with Dr. Chaplin in connection with his departure. The terms of Dr. Chaplin’s separation arrangement are consistent with the severance benefits provided for in his employment agreement.

Employment Agreement with David Chaplin. In July 2000, we entered into an employment agreement with Dr. Chaplin to serve as our Chief Scientific Officer and Head of Research and Development. Effective in January 2007, Dr. Chaplin’s employment agreement was amended such that he received an annual base salary of £180,257 per year (or $279,398, using January 3, 2011 exchange rates). In 2009, Dr. Chaplin’s employment agreement was further amended to (1) set the period for which Dr. Chaplin would be paid in the event of his termination of employment other than for cause of with good reason at sixteen (16) months and (2) provide for the immediate vesting of all stock options, stock appreciation rights, restricted stock and other incentive compensation granted to him in the event of a change in control. Dr. Chaplin’s employment was terminated by OXiGENE other than for cause on August 30, 2011, and therefore, Dr. Chaplin became eligible to receive a payment of sixteen (16) months of his then-current base salary, or $394,907. In addition, Dr. Chaplin provided consulting services to the Company following August 30, 2011 and prior to December 31, 2011 for which he received $49,957. When Dr. Chaplin’s employment ended, all stock options that had been granted to Dr. Chaplin by OXiGENE remained exercisable, to the extent then-vested, for three months following August 30, 2011. On November 30, 2011, Dr. Chaplin’s stock options that had not been exercised expired by the terms of the 2005 Plan and the related equity agreements. All payments made and benefits available to Dr. Chaplin in connection with his separation agreement complied with Internal Revenue Code Section 409A in accordance with the terms of his employment agreement.

James B. Murphy

As announced on September 1, 2011, Mr. Murphy’s permanent employment with the Company ended on October 31, 2011. Mr. Murphy continued to serve as the Company’s Chief Financial Officer on a temporary basis until his replacement was hired in March 2012. The Company entered into a separation agreement with Mr. Murphy in connection with his departure. The terms of Mr. Murphy’s separation arrangement are consistent with the severance benefits provided for in his employment agreement.

Employment Agreement with James B. Murphy. In February 2004, we entered into an employment agreement with Mr. Murphy to serve as our Vice President and Chief Financial Officer. We amended the agreement in January 2009. Pursuant to the amended agreement, Mr. Murphy received a base salary of $245,000 per year. Mr. Murphy’s employment was terminated by OXiGENE other than for cause effective as of October 31, 2011, and therefore, Mr. Murphy received a payment of twelve months’ of his then-current base salary of $245,000. The Company also agreed to pay COBRA premiums, as long as Mr. Murphy is eligible for COBRA coverage, for Mr. Murphy and his immediate family for 12 months (provided that OXiGENE shall have no obligation to provide such coverage if Mr. Murphy becomes eligible for medical and dental coverage with another employer). When Mr. Murphy’s employment ended, all stock options that had been granted to Mr. Murphy by OXiGENE remained exercisable, to the extent then-vested, for three months following October 31, 2011. On January 29, 2012, Mr. Murphy’s stock options that had not been exercised expired by the terms of the 2005 Plan and the related equity agreements. All payments made and benefits available to Mr. Murphy in connection with his separation agreement complied with Internal Revenue Code Section 409A in accordance with the terms of his employment agreement.

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2011 to each of our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Roy H. Fickling (2)	—	$5,750	—	—	$5,750
Tamar Howson	$20,000	$15,750	$9,965	—	$45,715
Mark Kessel (3)	$26,667	$5,750	—	—	$32,417
Gerald S. McMahon (4)	$13,249	—	$13,418	—	$26,667
William D. Schwieterman	$20,000	$5,750	$20,046	—	$45,796
William Shiebler (5)	$76,267	$5,750	—	—	$82,017
Alastair J.J. Wood	$20,000	$25,750	—	—	$45,750

(1)	See Note 6 to our Condensed Consolidated Financial Statements incorporated by reference in this prospectus for details as to the assumptions used to determine the fair value of each of the stock awards and option awards set forth in this table, as well as a description of all forfeitures during fiscal year 2011.
(2)	Effective March 31, 2011, Mr. Fickling resigned as a member of the Board of Directors.
(3)	Mr. Kessel’s term expired at the 2011 Annual Meeting of Stockholders.
(4)	Dr. McMahon joined the Board of Directors in September 2011.
(5)	Mr. Shiebler’s term expired at the 2011 Annual Meeting of Stockholders.

The following is a description of the standard compensation arrangements under which our non-employee directors are compensated for their service as directors, including as members of the various Committees of our Board.

Fees. Effective as of January 1, 2010, the Board of Directors adopted an amended and restated director compensation policy that remained in effect until September 20, 2011, when a revised policy was adopted, as described below. In accordance with the January 1, 2010 policy, prior to the commencement of each calendar year, the Board of Directors established the number of shares of our common stock to be granted as the annual retainer for the upcoming calendar year for all non-employee directors. The annual retainer was paid in the form of semi-annual grants, under the 2005 Plan, of fully-vested shares of our common stock in the amount established by the Board of Directors for such calendar year. Shares of common stock to be issued to each non-employee director on the date of grant were automatically granted without further action by the Board of Directors or the Compensation Committee semi-annually on and as of January 2 and July 1, or the first business day thereafter. Shares granted pursuant to the policy have a purchase price equal to the par value of our common stock on the date of grant and are subject to the terms and conditions of the 2005 Plan.

Effective as of September 20, 2011, the Board of Directors adopted a revised amended and restated non-employee director compensation policy. In accordance with the revised policy, prior to the commencement of each calendar year, the Board of Directors establishes the dollar value of the retainer to be paid for the upcoming calendar year for all non-employee directors. For 2011, the retainer was set at $80,000. Once a year, prior to December 31, each non-employee director makes an election for the next calendar year to receive his or her retainer in the form of options to purchase shares of our common stock, shares of our common stock, or a combination of options and/or stock and up to 50% cash. Any cash election must be in whole $10,000 amounts. A new non-employee director joining the Board during the course of the year would make an election for the calendar year within 30 days of joining the Board, and his or her retainer will be pro-rated. In the absence of an election, a non-employee director will receive 50% of the retainer as cash and 50% as shares of our common stock. Shares and options comprising the annual retainer are granted under the 2005 Plan. The shares of common stock are fully-vested as of the grant date and have a purchase price equal to the par value of our common stock on the grant date. The options are fully vested as of the grant date, have a six-year term and an exercise price equal to the closing price of our common stock on its principal trading market on the grant date. The number of options to be granted is calculated using the Black-Scholes valuation method. Shares of common stock, options to purchase shares of common stock and/or cash to be paid to each non-employee director on the date of grant are automatically granted without further action by the Board of Directors or the Compensation Committee semi-annually on and as of January 2 and July 1, or the first business day thereafter. Shares and options granted pursuant to the policy are subject to the terms and conditions of the 2005 Plan.

Pursuant to the amendments to the 2005 Plan, which were approved by our stockholders at the 2011 Annual Meeting of Stockholders, each of our non-employee directors whose term continued after the Annual Meeting received an equity grant of up to $40,000 in value as compensation for Board of Directors service for the period of July 1 to December 31, 2011, in accordance with our revised non-employee director compensation policy described above, provided that no such grant was made to Dr. Gerald McMahon in 2011 in light of the grant made to him at the time of his joining the Board in September 2011. We were unable to make these director compensation grants on July 1, 2011 due to the insufficient number of shares of our common stock available for award issuances under the 2005 Plan at that time. Mark Kessel and Bill Shiebler received a cash payment of $26,667 each for their service on the Board of Directors during the period from July 1, 2011 to October 31, 2011.

Equity Incentives. Under the terms of the 2005 Plan, directors may be granted shares of common stock, stock-based awards and/or stock options to purchase shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2012, for (a) each of our executive officers named in the Summary Compensation Table, (b) each of our directors, (c) all of our current directors and executive officers as a group and (d) each stockholder known by us to own beneficially more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of March 31, 2012 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the tables. Except as indicated in footnotes to these tables, we believe that the stockholders named in these tables have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership is based on 16,194,958 shares of common stock outstanding on March 31, 2012.

	Number of Shares
	Beneficially Owned
	and Nature of	Percent of
	Ownership	Class %
David Chaplin(1)	6,655	*
Tamar Howson(2)	42,712	*
Peter Langecker(3)	106,250	*
Gerald McMahon(4)	45,300	*
James Murphy	2,000	*
William Schwieterman(5)	54,560	*
Alastair J.J. Wood (6)	46,171	*
All current directors and executive officers as a group (5 persons)(7)	294,993	1.8%

(1)	Mr. Chaplin’s employment with the Company ended on August 30, 2011.
(2)	Includes options to purchase 22,800 shares of common stock, which are exercisable within 60 days of March 31, 2012 (May 30, 2012).
(3)	Represents options to purchase 106,250 shares of common stock, which are exercisable within 60 days of March 31, 2012 (May 30, 2012).
(4)	Represents options to purchase 45,300 shares of common stock, which are exercisable within 60 days of March 31, 2012 (May 30, 2012).
(5)	Includes options to purchase 45,600 shares of common stock, which are exercisable within 60 days of March 31, 2012 (May 30, 2012).
(6)	Includes options to purchase 28,300 shares of common stock, which are exercisable within 60 days of March 31, 2012 (May 30, 2012).
(7)	Includes options to purchase 248,250 shares of common stock, which are exercisable within 60 days of March 31, 2012 (May 30, 2012), that are held by our current directors and executive officers as a group.

As of March 31, 2012, the following is the only entity known to us to be the beneficial owner of more than 5% of our outstanding common stock.

Name and Address of Beneficial Owner	Beneficially Owned and Nature of Ownership	Percent of Class
Symphony ViDA Holdings LLC 875 Third Avenue 18th Floor New York, NY 10022	1,335,450	8.25%

The determination that there were no other persons, entities or groups known to us to beneficially own more than 5% of our outstanding common stock was based on a review of all statements filed with respect to us since the beginning of the past fiscal year with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Exchange Act.

LIMITATION OF DIRECTORS’ LIABILITY AND INDEMNIFICATION

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may occur in connection with their services to us, including matters arising under the Securities Act. Our restated certificate of incorporation and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). These indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest. In addition, we have entered into agreements to indemnify our directors and officers. These agreements, among other things, will indemnify and advance expenses to our directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification under the agreements described in this section.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee reviews and approves in advance all related-person transactions.

We did not engage in any related person transactions during the years ended December 31, 2010 and December 31, 2011.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, has provided us with an opinion as to the legal matters in connection with the securities we are offering.

EXPERTS

The consolidated financial statements of OXiGENE, Inc. appearing in OXiGENE, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements). Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov, and on our web site at www.oxigene.com. The information contained on our web site is not included or incorporated by reference into this prospectus. In addition, our common stock is listed for trading on The NASDAQ Capital Market under the symbol “OXGN.” You can read and copy reports and other information concerning us at the offices of the Financial Industry Reporting Authority located at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is only part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the registration statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into our registration statement on Form S-1/A of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. The documents we are incorporating by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 28, 2012;

•	our Current Report on Form 8-K filed on March 13, 2012, with respect only to the matters described in Item 5.02 of such form;

•

the description of our common stock contained in our Registration Statement on Form 8-A filed on June 24, 1993 pursuant to Section 12(g) of the Exchange Act, which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 33-64968) filed on June 24, 1993 and declared effective by the SEC on August 25, 1993, including any amendment or reports filed for the purpose of updating such description; and

•

the description of the rights under the Stockholder Rights Agreement (which are currently transferred with our common stock) contained in our Registration Statement on Form 8-A filed under the Exchange Act on March 30, 2005, including any amendment or reports filed for the purpose of updating such description.

Unless otherwise noted, the SEC file number for each of the documents listed above is 000-21990.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost if you contact: Investor Relations, OXiGENE, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080, (650) 635-7000.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the Company’s estimates of the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

Item	Amount
SEC registration fee	$572.38
Legal fees and expenses	50,000
Accounting fees and expenses	12,000
Printing fees	5,000
Miscellaneous fees and expenses	1,000

Total	$68,572.38

Item 14.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Article Ninth of our restated certificate of incorporation, as amended, provides that, to the fullest extent permitted by the DGCL, a director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Article IX, Section 3 of our amended and restated by-laws provides that we shall, to the fullest extent permitted by the DGCL, indemnify our directors and may, if authorized by our board of directors, indemnify our officers, employees and agents and any and all persons whom we shall have power to indemnify against any and all expenses, liabilities or other matters.

We have entered into agreements to indemnify our directors and officers. These agreements, among other things, will indemnify and advance expenses to our directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, we have not issued unregistered securities to any person, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. All recipients had adequate access, though their relationships with us, to information about us.

Symphony Transaction

In October 2008, we announced a strategic collaboration with Symphony Capital Partners, L.P. (Symphony), a private-equity firm, under which Symphony agreed to provide up to $40 million in funding to support the advancement of ZYBRESTAT for oncology, ZYBRESTAT for ophthalmology and OXi4503. In connection with the collaboration, we granted Symphony ViDA, Inc., a newly-created drug development company, exclusive licenses to ZYBRESTAT for use in ophthalmologic indications and OXi4503. As part of this transaction, we maintained the exclusive purchase option, but not the obligation, to purchase all of the equity of Symphony ViDA (Purchase Option) at any time between October 2, 2009 and March 31, 2012 for an amount equal to two times the amount of capital actually invested by Holdings in Symphony ViDA, less certain amounts.

Under the collaboration, we entered into a series of related agreements with Symphony Capital LLC, Symphony ViDA, Symphony ViDA Holdings LLC (Holdings) and related entities, including a Purchase Option Agreement, a Research and Development Agreement, a Technology License Agreement and an Additional Funding Agreement. In addition, we entered into a series of related agreements with Holdings, including a Stock and Warrant Purchase Agreement and a Registration Rights Agreement.

Pursuant to these agreements, Holdings formed and capitalized Symphony ViDA in order (a) to hold certain intellectual property related to the programs which were exclusively licensed to Symphony ViDA under the Technology License Agreement and (b) to fund commitments of up to $25 million. The funding was intended to support preclinical and clinical development by us, on behalf of Symphony ViDA, of the programs.

We issued to Holdings, pursuant to the Stock and Warrant Purchase Agreement, an aggregate of 675,675 shares of our common stock and warrants at a price of $22.20 per share, which was the closing price of our common stock on The NASDAQ Global Market on September 30, 2008, the day before we entered into the Symphony transaction. In addition, pursuant to the Purchase Option Agreement, we issued to Holdings an aggregate of 180,180 shares of our common stock with a fair value of $4 million as consideration for the Purchase Option.

On July 2, 2009, OXiGENE, Holdings and Symphony ViDA entered into a series of related agreements pursuant to which we exercised the Purchase Option under terms set forth in an amended and restated purchase option agreement (the Amended Purchase Option Agreement), and OXiGENE and Holdings also entered into an amended and restated registration rights agreement.

We closed on the amended Purchase Option on July 20, 2009 and issued 500,000 shares of our common stock to Holdings at the closing in exchange for all of the equity of Symphony ViDA, subject to further adjustment under the rights described in the paragraph above. In addition, upon the closing of the Purchase Option, we re-acquired all of the rights to the programs, and the approximately $12,400,000 in cash held by Symphony ViDA at the time of the closing became available for use for our general corporate purposes.

We have agreed to provide certain registration rights under the Securities Act with respect to these shares issued to Holdings. We have filed a Registration Statement on Form S-3 covering the securities issued to Holdings with the SEC. The Registration Statement was declared effective on August 13, 2009.

Private Placement

On March 11, 2010, we completed a definitive agreement with certain institutional investors to sell shares of our common stock and four separate series of warrants to purchase common stock in a private placement. Gross proceeds of the financing were approximately $7,500,000, before deducting placement agent fees and estimated offering expenses, and assuming no exercise of the warrants. The four separate series of warrants consisted of the following:

(A) Series A Warrants to initially purchase 328,947 shares of common stock, which were exercisable immediately after issuance, had a 5-year term and had an initial per share exercise price of $30.40;

(B) Series B Warrants to initially purchase 328,947 shares of common stock, which were initially exercisable at a per share exercise price of $22.80, on the earlier of the six month anniversary of the closing date or the date on which the Company’s stockholders approve the issuance of shares in the transaction, and expired on the later of three months from the effective date of the resale registration statement covering such shares and seven months from the closing date. These warrants expired on October 12, 2010;

(C) Series C Warrants to initially purchase 328,947 shares of common stock, and which would be exercisable upon the exercise of the Series B Warrants and on the earlier of the six month anniversary of the closing date or the date on which the Company’s stockholders approve the issuance of shares in the transaction, would expire five years after the date on which they become exercisable, and had an initial per share exercise price of $22.80; and

(D) Series D Warrants to purchase shares of common stock. The Series D Warrants were not immediately exercisable. The Company registered for resale 337,757 shares of common stock issuable upon exercise of the Series D Warrants pursuant to an agreement with the warrant holders. All of the Series D Warrants were exercised by November 4, 2010 and there are no Series D Warrants outstanding after that date.

On January 18, 2011, we entered into separate Warrant Exchange Agreements with each of the holders of Series A and Series C Warrants to purchase shares of our common stock issued in March 2010, pursuant to which, at the initial closing, the warrant holders exchanged their outstanding Series A and Series C Warrants having “ratchet” price-based anti-dilution protections for (A) an aggregate of 1,096,933 shares of common stock and (B) Series E Warrants to purchase an aggregate of 1,222,623 shares of common stock. The Series E Warrants were not exercisable for six months, had an exercise price of $4.60 per share (reflecting the market value of the shares of common stock as of the close of trading on January 18, 2011, prior to the entry into the Warrant Exchange Agreements), and did not contain any price-based anti-dilution protections. In addition, we agreed to seek shareholder approval to issue, in exchange for the Series E Warrants, up to 457,544 additional shares of common stock to the warrant holders at a subsequent closing. The initial closing occurred on January 20, 2011, and the subsequent closing occurred on March 21, 2011, following a stockholder meeting on March 18, 2011. As a result, there were no Series A, Series C or Series E Warrants outstanding as of the subsequent closing date nor for any period thereafter. In connection with the warrant exchange, we also amended our Stockholder Rights Agreement with American Stock Transfer & Trust Company, LLC, dated as of March 24, 2005, as amended, to provide that the provisions of the Stockholder Rights Agreement shall not apply to the transactions contemplated by the Warrant Exchange Agreements. We issued the shares and warrants pursuant to an exemption from registration under Regulation D of the Securities Act of 1933.

LPC Transaction

On November 28, 2011, we entered into a Purchase Agreement and a Registration Rights Agreement with LPC as described elsewhere in this registration statement. Under the Purchase Agreement, we have the right to sell to LPC up to $20,000,000 of our common stock, subject to certain limitations, at our option. Pursuant to the Registration Rights Agreement, we filed a registration statement and prospectus with the SEC, covering shares that have been issued or may be issued to LPC under the Purchase Agreement. The registration statement was declared effective on January 11, 2012 and, over approximately 36 months from that date, or until January 11, 2015, we have the right, subject to the terms and conditions of the Purchase Agreement, to direct LPC to purchase up to $20,000,000 of our common stock, subject to certain limitations, in amounts up to $200,000, which amounts may be increased depending on the closing sale price of our common stock, as often as every two business days under certain conditions. We can also accelerate the amount of our common stock to be purchased under certain circumstances up to $1,200,000. The purchase price of the shares will be based on the market prices of our shares immediately preceding the time of sale as computed under the Purchase Agreement without any fixed discount. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day’s notice. On November 28, 2011, we issued 299,700 shares of our common stock to LPC as an initial commitment fee upon entering into the Purchase Agreement and we may issue up to 599,401 shares, of which only 299,401 are included in this prospectus, pro rata as an additional commitment fee as LPC purchases up to $20,000,000 of our common stock as directed by us. We relied on the private placement exemption provided by Section 4(2) of the Securities Act of 1933 for the issuance of the 299,700 shares of our common stock to LPC as an initial commitment fee. We did not receive any cash consideration for the issuance of the initial commitment fee shares to LPC, nor will we receive any cash consideration for the issuance of the up to 599,401 additional commitment fee shares to LPC when, if any, are issued pursuant to the Purchase Agreement. Since entering into the Purchase Agreement on November 28, 2011 and issuing 299,700 shares to LPC as an initial commitment fee at that time, we have issued an aggregate of 983,897 shares to LPC under the Purchase Agreement, including an aggregate of 29,970 shares issued as additional commitment fees to LPC, for aggregate proceeds of $1,000,000. On January 18, 2012, we delivered notice to LPC to purchase up to $200,000 in shares and, pursuant to this request, we issued 207,404 shares to LPC on January 23, 2012. On January 26, 2012, we delivered notice to LPC to purchase up to $400,000 in shares and, pursuant to this request, we issued 404,145 shares to LPC on January 27, 2012. On March 6, 2012, we delivered notice to LPC to purchase up to $400,000 in shares and, pursuant to this request, we issued 372,348 shares to LPC on March 7, 2012.

Item 16.	Exhibits and Financial Statement Schedules

(a)	See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of the registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

All other schedules have been omitted because they are not applicable.

Financial Statement Schedules

Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) ( 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) ( 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) ( 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415 (a)(1)(i), (vii), or (x) ( 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C (230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California on April 3, 2012.

OXiGENE, Inc.

By:	/s/ Peter J. Langecker, M.D., Ph.D.
Peter J. Langecker, M.D., Ph.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peter J. Langecker	Chief Executive Officer and Chairman of the Board
Peter J. Langecker	(principal executive officer)	April 3, 2012

/s/ David L. Johnson	Chief Financial Officer
David L. Johnson	(principal financial and accounting officer)	April 3, 2012

*	Director	April 3, 2012
Alastair J.J. Wood

*	Director	April 3, 2012
Tamar D. Howson

*	Director	April 3, 2012
Gerald McMahon

*	Director	April 3, 2012
William D. Schwieterman

* By	/s/ Peter J. Langecker
Peter J. Langecker

Attorney-in-fact

EXHIBIT INDEX

Number	Description
3.1	Restated Certificate of Incorporation of the Registrant, as amended by Certificates of Amendment dated June 21, 1995, November 15, 1996, July 14, 2005, June 2, 2009, February 8, 2010, August 5, 2010 and February 22, 2011.xxxx

3.2	Amended and Restated By-Laws of the Registrant.%%%

4.1	Specimen Common Stock Certificate.*

4.2	Warrant for the purchase of shares of common stock, dated February 19, 2008, issued by the Registrant to Kingsbridge Capital Limited.^^^^

4.3	Registration Rights Agreement, dated February 19, 2008, by and between the Registrant and Kingsbridge Capital Limited.^^^^

4.4	Form of Direct Investment Warrant, dated as of October 17, 2008. §

4.5	Form of Five-year Warrant, dated as of July 15, 2009. €€

4.6	Registration Rights Agreement, dated as of March 10, 2010, by and among the Registrant and the Buyers named therein. ΩΩΩΩ

4.7	Form of Series E Warrant. aaa

4.8	Amendment No. 5 to Stockholder Rights Agreement, dated as of November 28, 2011, by and between the Registrant and American Stock Transfer & Trust Company, LLC. xxx

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered. xxxx

10.1@	OXiGENE 1996 Stock Incentive Plan, as amended.+

10.2	Technology Development Agreement, dated as of May 27, 1997, between the Registrant and the Arizona Board of Regents, acting for and on behalf of Arizona State University.***

10.3	Research Collaboration and License Agreement, dated as of December 15, 1999, between OXiGENE Europe AB and Bristol-Myers Squibb Company.++

10.4@	Form of Compensation Award Stock Agreement for Non-Employee Directors, dated as of January 2, 2002. #

10.5	Amendment and Confirmation of License Agreement No. 206-01. LIC, dated as of June 10, 2002, between the Registrant and the Arizona Board of Regents, acting for and on behalf of Arizona State University. #

10.6	License Agreement No. 206-01. LIC by and between the Arizona Board of Regents, acting on behalf of and for Arizona State University, and OXiGENE Europe AB, dated August 2, 1999. &

10.7	Research and License Agreement between the Registrant and Baylor University, dated June 1, 1999. &

10.8	Agreement to Amend Research and License Agreement between the Registrant and Baylor University, dated April 23, 2002. &

10.9	“Addendum” to Research and License Agreement between the Registrant and Baylor University, dated April 14, 2003. &

10.10@	Employment Agreement, dated as of February 23, 2004, between the Registrant and James B. Murphy.%

10.11	Stockholder Rights Agreement dated as of March 24, 2005, between the Registrant and American Stock Transfer and Trust Company, LLC.!!

10.12@	Form of Incentive Stock Option Agreement under OXiGENE 2005 Stock Plan. $

Number	Description
10.13@	Form of Non-Qualified Stock Option Agreement under OXiGENE 2005 Stock Plan. $

10.14@	Form of Restricted Stock Agreement under OXiGENE 2005 Stock Plan. $

10.15	Amendment No. 1 to the Stockholder Rights Agreement by and between the Registrant and American Stock Transfer & Trust Company, LLC dated as of October 1, 2008. §

10.16@	Form of Indemnification Agreement between the Registrant and its Directors.§§

10.17@	409A Amendment to Employment Agreement by and between the Registrant and Mr. Murphy, dated as of December 30, 2008. §§§§

10.18@	Amendment No. 2 to Employment Agreement by and between the Registrant and Mr. Murphy, dated as of January 20, 2009. §§§§

10.19	Lease between Broadway 701 Gateway Fee LLC, A Delaware Limited Liability Company, as Landlord, and the Registrant, as Tenant, dated October 10, 2008. §§§§

10.20	Office Lease Agreement, dated April 21, 2009, between the Registrant and King Waltham LLC. §§§§§

10.21@	Employment Agreement by and between the Registrant and Dr. Langecker, dated as of June 10, 2009. $$$$$

10.22	Amended and Restated Purchase Option Agreement by and among the Registrant, Symphony ViDA, Inc. and Symphony ViDA Holdings LLC, dated as of July 2, 2009. €

10.23	Termination Agreement by and among the Registrant, Symphony ViDA Holdings LLC, Symphony ViDA Investors LLC and Symphony ViDA, Inc., dated as of July 2, 2009. €

10.24	Amendment No. 2 to Stockholder Rights Agreement by and between OXiGENE, Inc. and American Stock Transfer & Trust Company, LLC, dated as of October 14, 2009. £

10.25	Amendment No. 3 to Stockholder Rights Agreement, dated as of March 10, 2010, by and between the Registrant and American Stock Transfer and Trust Company, LLC. ΩΩΩΩ

10.26	Securities Purchase Agreement, dated as of March 10, 2010, by and among the Registrant and the Buyers named therein. ΩΩΩΩ

10.27	Voting Agreement, dated as of March 10, 2010, by and between the Registrant and Symphony ViDA Holdings LLC. ΩΩΩΩ

10.28	Form of Amendment and Exchange Agreement, dated as of March 25, 2010, by and among the Registrant and the Investors named therein. a

10.29	Sales Agreement, dated July 21, 2010, between OXiGENE, Inc. and McNicoll, Lewis & Vlak LLC. aa

10.30	Form of Warrant Exchange Agreement, dated as of January 18, 2011, by and between the Registrant and each Investor named therein. aaa

10.31	Form of Voting Agreement, dated as of January 18, 2011, by and between the Registrant and each of its directors, executive officers and Symphony ViDA Holdings LLC. aaa

10.32	Form of Amendment No. 4 to Stockholder Rights Agreement, dated as of January 18, 2011, by and between the Registrant and American Stock Transfer and Trust Company, LLC. aaa

10.33@	OXiGENE, Inc. 2005 Stock Plan (as amended on October 31, 2011). x

10.34@	OXiGENE, Inc. Amended and Restated Non-Employee Director Compensation Policy, effective September 20, 2011. xx

10.35	Purchase Agreement, dated as of November 28, 2011, by and between the Registrant and Lincoln Park Capital Fund, LLC. xxx

10.36	Registration Rights Agreement, dated as of November 28, 2011, by and between the Registrant and Lincoln Park Capital Fund, LLC. xxx

Number	Description
10.37@	Amended and Restated Employment Agreement, dated as of December 15, 2011, by and between the Registrant and Dr. Peter Langecker.Z

14.1	Code of Conduct. ####

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1 to the Registrant’s Registration Statement on Form S-1 (file no. 333-178692). xxxx

*	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (file no. 33-64968) and any amendments thereto.

***	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

#	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

####	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

+	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (file no. 333-92747) and any amendments thereto.

++	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on December 28, 1999.

&	Incorporated by reference to Amendment No. 3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

%	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

%%%	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on December 20, 2007.

!!	Incorporated by reference to the Registrant’s Registration Statement on Form 8-A (no. 000-21990), filed March 30, 2005 and any amendments thereto.

$	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

$$$$$	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on June 17, 2009.

^^^^	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on February 21, 2008.

§	Incorporated by reference to the Registrant’s Amendment No. 1 to its Current Report on Form 8-K/A, filed on October 10, 2008.

§§	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 24, 2008.

§§§§	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

§§§§§	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

€	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 7, 2009.

€€	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 15, 2009.

£	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 16, 2009.

ΩΩΩΩ	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on March 11, 2010.

Number	Description
a	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on March 26, 2010.

aa	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 21, 2010.

aaa	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on January 19, 2011.

x	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed on October 31, 2011.

xx	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

xxx	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on November 28, 2011.

xxxx	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (file no. 333-178692), filed on December 22, 2011.

Z	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 28, 2012.

@	Management contract or compensatory plan or arrangement.